  Exhibit 99.9

IND AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of Infosys Limited (“the Company”), which comprise the Condensed Balance Sheet as at March 31, 2019, the Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34’) prescribed under section 133 of the Companies Act, 2013 (‘the Act’) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2019, the profit and total comprehensive income for the three months and year ended on that date, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the ICAI together with the independence requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Management Responsibility for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2019

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates
1.5 Recent accounting pronouncements

2. Notes to financial statements
2.1 Property, plant and equipment
2.2 Investments and assets held for sale
2.3 Loans
2.4 Other financial assets
2.5 Trade Receivables
2.6 Cash and cash equivalents
2.7 Other assets
2.8 Financial instruments
2.9 Equity
2.10 Other financial liabilities
2.11 Trade payables
2.12 Other liabilities
2.13 Provisions
2.14 Income taxes
2.15 Revenue from operations
2.16 Other income, net
2.17 Expenses
2.18 Reconciliation of basic and diluted shares used in computing earning per share
2.19 Contingent liabilities and commitments
2.20 Related Party Transactions
2.21 Segment Reporting
2.22 Function-wise classification of statement of profit and loss

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	March 31, 2019	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,394	9,027
Capital work-in-progress		1,212	1,442
Goodwill		29	29
Other intangible assets		74	101
Financial assets
Investments	2.2	12,062	11,993
Loans	2.3	16	19
Other financial assets	2.4	196	177
Deferred tax assets (net)		1,114	1,128
Income tax assets (net)		5,870	5,710
Other non-current assets	2.7	1,740	2,161
Total non - current Assets		32,707	31,787
Current assets
Financial assets
Investments	2.2	6,077	5,906
Trade receivables	2.5	13,370	12,151
Cash and cash equivalents	2.6	15,551	16,770
Loans	2.3	1,048	393
Other financial assets	2.4	4,834	5,906
Income tax assets (net)		423	-
Other current assets	2.7	4,920	1,439
		46,223	42,565
Assets held for sale	2.2.4	-	1,525
Total current assets		46,223	44,090
Total Assets		78,930	75,877
EQUITY AND LIABILITIES
Equity
Equity share capital	2.9	2,178	1,092
Other equity		60,533	62,410
Total equity		62,711	63,502
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.10	79	55
Deferred tax liabilities (net)		541	505
Other non-current liabilities	2.12	169	153
Total non - current liabilities		789	713
Current liabilities
Financial liabilities
Trade payables	2.11
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,604	738
Other financial liabilities	2.10	8,528	5,540
Other current liabilities	2.12	3,335	2,972
Provisions	2.13	505	436
Income tax liabilities (net)		1,458	1,976
Total current liabilities		15,430	11,662
Total equity and liabilities		78,930	75,877

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2019	2018	2019	2018
Revenue from operations	2.15	18,935	15,984	73,107	61,941
Other income, net	2.16	639	636	2,852	4,019
Total income		19,574	16,620	75,959	65,960
Expenses
Employee benefit expenses	2.17	10,198	8,418	38,296	32,472
Cost of technical sub-contractors		2,040	1,434	7,646	5,494
Travel expenses		486	369	1,906	1,479
Cost of software packages and others	2.17	392	320	1,646	1,270
Communication expenses		87	75	339	330
Consultancy and professional charges		312	233	1,096	826
Depreciation and amortization expense		429	363	1,599	1,408
Other expenses	2.17	677	429	2,770	2,184
Reduction in the fair value of assets held for sale	2.2.4	–	589	265	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.2.4	–	–	469	–
Total expenses		14,621	12,230	56,032	46,052
Profit before tax		4,953	4,390	19,927	19,908
Tax expense:
Current tax	2.14	1,053	1,397	5,189	4,003
Deferred tax	2.14	80	(164)	36	(250)
Profit for the period		3,820	3,157	14,702	16,155
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(3)	31	(21)	52
Equity instruments through other comprehensive income, net		9	7	78	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(15)	2	21	(39)
Fair value changes on investments, net	2.2	22	(12)	1	1
Total other comprehensive income/ (loss), net of tax		13	28	79	21

Total comprehensive income for the period		3,833	3,185	14,781	16,176
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		8.75	7.23	33.66	35.64
Diluted ()		8.74	7.22	33.64	35.62
Weighted average equity shares used in computing earnings per equity share
Basic	2.18	4,36,77,59,601	4,36,81,61,336	4,36,82,12,119	4,53,26,87,604
Diluted	2.18	4,36,98,24,380	4,36,92,84,588	4,37,04,12,348	4,53,47,85,242

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
							Capital reserve
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017
Changes in equity for the year ended March 31, 2018
Profit for the year	–	–	16,155	–	–	–	–	–	–	–	–	–	16,155
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	52	52
Equity instruments through other comprehensive income* (Refer note no. 2.2)	–	–	–	–	–	–	–	–	–	7	–	–	7
Fair value changes on derivatives designated as cash flow hedge* (Refer note no. 2.8)	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)
Fair value changes on investments, net* (refer note no. 2.2)	–	–	–	–	–	–	–	–	–	–	–	1	1
Total comprehensive income for the year	–	–	16,155	–	–	–	–	–	–	7	(39)	53	16,176
Transfer to general reserve	–	–	(1,382)	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,141)	–	–	2,141	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	582	–	–	(582)	–	–	–	–	–	–	–
Exercise of stock options (refer note no. 2.9)	–	67	–	2	(69)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.9)	–	5	–	–	–	–	–	–	–	–	–	–	5
Share based payment to employees of the group (refer note no. 2.9)	–	–	–	–	79	–	–	–	–	–	–	–	79
Dividends (including dividend distribution tax)	–	–	(7,500)	–	–	–	–	–	–	–	–	–	(7,500)
Amount paid upon buyback ( refer note no. 2.9)	(56)	(2,206)	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)
Transaction costs related to buyback (refer note no. 2.9)	–	(46)	–	–	–	–	–	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.9)	–	–	–	(56)	–	–	–	–	56	–	–	–	–
Loss recorded upon business transfer (refer note 2.2)	–	–	–	–	–	–	–	(229)	–	–	–	–	(229)
Balance as at March 31, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	-	14	63,502

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
							Capital reserve
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502
Changes in equity for the year ended March 31, 2019
Profit for the year	–	–	14,702	–	–	–	–	–	–	–	–	–	14,702
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(21)	(21)
Equity instruments through other comprehensive income* (refer note no. 2.2)	–	–	–	–	–	–	–	–	–	78	–	–	78
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.8)	–	–	–	–	–	–	–	–	–	–	21	–	21
Fair value changes on investments* (refer note no.2.2)	–	–	–	–	–	–	–	–	–	–	–	1	1
Total comprehensive income for the year	–	–	14,702	–	–	–	–	–	–	78	21	(20)	14,781
Transfer to general reserve	–	–	(1,615)	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,306)	–	–	2,306	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,386	–	–	(1,386)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.9)	–	–	–	(5)	–	–	–	–	5	–	–	–	–
Exercise of stock options (refer note no.2.9)	–	99	–	–	(99)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Increase in share capital on account of Bonus issue (refer note no. 2.9)	1,092	–	–	–	–	–	–	–	–	–	–	–	1,092
Amount utilized for Bonus issue (refer note no. 2.9)	–	–	–	(1,092)	–	–	–	–	–	–	–	–	(1,092)
Shares issued on exercise of employee stock options (Refer to note 2.9)	–	3	–	–	–	–	–	–	–	–	–	–	3
Share based payments to employees (refer to note no. 2.9)	–	–	–	–	197	–	–	–	–	–	–	–	197
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	8
Buyback of equity shares ( refer note no. 2.9 and 2.10)	(6)	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)
Transaction cost relating to buyback* (refer note no 2.9)	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)
Equity instruments through other comprehensive income* (refer note 2.2)	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(13,768)	–	–	–	–	–	–	–	–	–	(13,768)
Balance as at March 31, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2019	2018
Cash flow from operating activities:
Profit for the period		14,702	16,155
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		1,599	1,408
Income tax expense	2.14	5,225	3,753
Impairment loss recognized / (reversed) under expected credit loss model		176	18
Interest and dividend income		(1,996)	(3,169)
Other adjustments		57	40
Reduction in the fair value of assets held for sale	2.2.4	265	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.2.4	469	–
Exchange differences on translation of assets and liabilities		80	3
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,268)	(1,579)
Other financial assets and other assets		(581)	(207)
Trade payables	2.11	866	466
Other financial liabilities, other liabilities and provisions		1,666	1,052
Cash generated from operations		20,260	18,529
Income taxes paid		(6,271)	(6,054)
Net cash generated by operating activities		13,989	12,475
Cash flow from investing activities:
Expenditure on property, plant and equipment		(2,306)	(1,842)
Deposits placed with corporations	2.4	(116)	(106)
Loans to employees	2.3	4	19
Loan given to subsidiaries		(678)	(106)
Loan repaid by subsidiary		20	–
Proceeds from redemption of debentures	2.2	335	349
Investment in subsidiaries	2.2	(228)	(212)
Proceeds from return of investment		33	–
Proceeds on liquidation of Noah	2.2	–	316
Payment towards acquisition of business	2.2.3	(261)	(295)
Payment of contingent consideration pertaining to acquisition		(6)	(33)
Escrow and other deposits pertainning to buyback	2.4	(257)	–
Payments to acquire investments
Preference, equity securities and others		(18)	(13)
Liquid mutual fund units and fixed maturity plan securities		(72,889)	(57,250)
Tax free bonds and Government bonds		(11)	(1)
Certificates of deposit		(2,052)	(6,290)
Commercial paper		(491)	(291)
Non Convertible debentures		(100)	–
Government Securities		(838)	–
Proceeds on sale of investments
Preference and equity securities		115	10
Liquid mutual fund units and fixed maturity plan securities		71,337	59,364
Tax free bonds and Government bonds		1	–
Non-convertible debentures		602	100
Certificates of deposit		5,150	9,411
Commercial paper		300	–
Government Securities		123	–
Interest and dividend received		1,644	1,708
Dividend received from subsidiary		–	846
Net cash used in investing activities		(587)	5,684
Cash flow from financing activities:
Buyback of equity shares including transaction cost		(813)	(13,046)
Payment of dividends including dividend distribution tax		(13,761)	(7,495)
Shares issued on exercise of employee stock options		3	5
Net cash used in financing activities		(14,571)	(20,536)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(50)	(6)
Net increase / (decrease) in cash and cash equivalents		(1,169)	(2,377)
Cash and cash equivalents at the beginning of the period		16,770	19,153
Cash and cash equivalents at the end of the period		15,551	16,770
Supplementary information:
Restricted cash balance		143	375

The accompanying notes form an integral part of the interim standalone condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the interim condensed standalone financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on April 12, 2019.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed financial statements should be read in conjunction with the complete set of financial statements and related notes included in the Company’s annual financial statements for the year ended March 31, 2019. Accounting policies have been applied consistently to all periods presented in these interim condensed standalone financial statements.

As the quarter and year end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Company uses significant judgments while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer note no.2.14 and note no. 2.19.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer note no. 2.1

d. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (including income and market approach) which includes unobservable inputs. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale and its recoverable amount at the date of the subsequent decision not to sell (Refer note no. 2.2.4). Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

1.5 Recent accounting pronouncements

Ind AS 116 Leases : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 116, Leases. Ind AS 116 will replace the existing leases Standard, Ind AS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. Ind AS 116 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of Profit & Loss. The Standard also contains enhanced disclosure requirements for lessees. Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17.

The effective date for adoption of Ind AS 116 is annual periods beginning on or after April 1, 2019. The standard permits two possible methods of transition:

• Full retrospective – Retrospectively to each prior period presented applying Ind AS 8 Accounting Policies, Changes in Accounting Estimates and Errors

• Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application

Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:
• Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or
• An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under Ind AS 17 immediately before the date of initial application

Certain practical expedients are available under both the methods.

On completion of evaluation of the effect of adoption of Ind AS 116, the Company is proposing to use the ‘Modified Retrospective Approach’ for transitioning to Ind AS 116, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ending or ended March 31, 2019 will not be retrospectively adjusted. The Company has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in Right of use asset approximately by 1,300 crore, net investment in sub-lease approximately by 550 Crore and an increase in lease liability approximately by 2,000 crore.

Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under Ind AS 12. According to the appendix, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, Appendix C will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying Appendix C recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of Ind AS 12 Appendix C is annual periods beginning on or after April 1, 2019. The Company will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of Ind AS 12 Appendix C would be insignificant in the standalone financial statements.

Amendment to Ind AS 12 – Income taxes : On March 30, 2019, Ministry of Corporate Affairs issued amendments to the guidance in Ind AS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Company is currently evaluating the effect of this amendment on the standalone financial statements.

Amendment to Ind AS 19 – plan amendment, curtailment or settlement- On March 30, 2019, Ministry of Corporate Affairs issued amendments to Ind AS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:
• to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
• to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Company does not have any impact on account of this amendment.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2) Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2019 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2019	1,269	640	7,784	2,341	908	4,746	1,344	305	34	19,371
Additions/ adjustments	36	–	402	325	58	419	131	111	3	1,485
Deletions/ adjustments	–	(47)	(116)	(54)	(28)	(113)	(21)	(2)	–	(381)
Gross carrying value as at March 31, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Accumulated depreciation as at January 1, 2019	–	(34)	(2,827)	(1,739)	(665)	(3,534)	(1,011)	(133)	(20)	(9,963)
Depreciation	–	(1)	(73)	(69)	(28)	(184)	(44)	(22)	(1)	(422)
Accumulated depreciation on deletions	–	3	103	46	21	113	16	2	–	304
Accumulated depreciation as at March 31, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Carrying value as at March 31, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at January 1, 2019	1,269	606	4,957	602	243	1,212	333	172	14	9,408

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2018 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2018	1,135	659	6,856	2,116	818	4,133	1,208	215	27	17,167
Additions	92	2	416	95	24	108	40	20	2	799
Deletions	–	–	(1)	(2)	(1)	(12)	(1)	–	–	(17)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at January 1, 2018	–	(29)	(2,558)	(1,460)	(555)	(3,005)	(860)	(97)	(17)	(8,581)
Depreciation	–	(1)	(63)	(67)	(28)	(150)	(37)	(10)	–	(356)
Accumulated depreciation on deletions	–	–	–	1	1	12	1	–	–	15
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at January 1, 2018	1,135	630	4,298	656	263	1,128	348	118	10	8,586

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Additions	78	–	915	460	130	1,023	238	187	9	3,040
Deletions	–	(68)	(116)	(57)	(33)	(200)	(31)	(8)	(1)	(514)
Gross carrying value as at March 31, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Accumulated depreciation as at April 1, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Depreciation	–	(5)	(278)	(285)	(116)	(660)	(169)	(54)	(5)	(1,572)
Accumulated depreciation on deletions	–	3	102	49	26	198	26	8	1	413
Accumulated depreciation as at March 31, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Carrying value as at March 31, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at April 1, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Additions	134	2	789	250	78	396	121	48	5	1,823
Deletions	–	–	(1)	(7)	(6)	(53)	(6)	(11)	–	(84)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at April 1, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Depreciation	–	(4)	(244)	(258)	(115)	(592)	(145)	(36)	(3)	(1,397)
Accumulated depreciation on deletions	–	–	–	6	5	52	6	11	–	80
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at April 1, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	186	84	102
	190	82	108
Plant and machinery	30	28	2
	33	25	8
Furniture and fixtures	24	23	1
	25	20	5
Computer Equipment	3	3	–
	3	2	1
Office equipment	16	15	1
	18	13	5

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Aggregate depreciation charged on above assets	4	5	19	20
Rental income from subsidiaries	16	17	63	67

2.2 INVESTMENTS AND ASSETS HELD FOR SALE

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current investments
Equity instruments of subsidiaries	6,349	5,013
Debentures of subsidiary	1,445	1,780
Preference securities and equity instruments	90	117
Others	16	7
Tax free bonds	1,828	1,831
Fixed maturity plans securities	401	376
Non-convertible debentures	1,209	2,869
Government Securities	724	–
Total non-current investments	12,062	11,993
Current investments
Liquid mutual fund units	1,701	–
Certificates of deposit	2,123	4,901
Government bonds	12	1
Non-convertible debentures	1,746	711
Commercial paper	495	293
Total current investments	6,077	5,906
Total carrying value	18,139	17,899

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited (formerly Infosys BPO Limited)	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies (Australia) Pty Limited (1)	5	38
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	276	149
12,84,20,748 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,050 (23,350) - Class A shares of CHF 1,000 each and 26,460
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid
Infosys Nova Holdings LLC * (1)	–	–
Noah Consulting LLC (refer note 2.2.1)	–	–
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants 'Pte Ltd)	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited (refer note 2.2.2)	59	46
1,346 (1,170) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Kallidus Inc. (refer note no. 2.2.4)	150	–
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited (refer note no. 2.2.4)	59	–
25,000 (25,000) shares of 10/- per share, fully paid up
Panaya Inc. ( refer note no. 2.2.4)	582	–
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	–
100 (Nil) shares
Wongdoody Holding Company Inc (refer note no. 2.2.3)	350	–
2,000 (Nil) shares
Infosys Luxembourg S.a r.l.	4	–
3,700 (Nil) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	43	–
8,26,56,605 (Nil) shares of BRL 1 per share, fully paid up
Infosys Romania	34	–
99,183 (Nil) shares of RON 100 per share, fully paid up
	6,349	5,013
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
14,45,00,000 (17,80,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,445	1,780
	1,445	1,780
Investments carried at fair value through profit or loss
Others	16	7
	16	7
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	89	116
Equity instruments	1	1
	90	117

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Quoted
Investments carried at amortized cost
Tax free bonds	1,828	1,831
	1,828	1,831
Investments carried at fair value through profit or loss
Fixed maturity plans securities	401	376
	401	376
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,209	2,869
Government Securities	724	–
	1,933	2,869
Total non-current investments	12,062	11,993
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,701	–
	1,701	–
Investments carried at fair value through other comprehensive income
Commercial paper	495	293
Certificates of deposit	2,123	4,901
	2,618	5,194
Quoted
Investments carried at amortized cost
Government bonds	12	1
	12	1
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,746	711
	1,746	711
Total current investments	6,077	5,906
Total investments	18,139	17,899
Aggregate amount of quoted investments	5,920	5,788
Market value of quoted investments (including interest accrued)	6,131	6,045
Aggregate amount of unquoted investments	12,219	12,111
(1) Aggregate amount of impairment in value of investments	122	122
Reduction in the fair value of assets held for sale (refer note no 2.2.4)	854	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (refer note no 2.2.4)	469	–
Investments carried at cost	6,349	5,013
Investments carried at amortized cost	3,285	3,612
Investments carried at fair value through other comprehensive income	6,387	8,891
Investments carried at fair value through profit or loss	2,118	383

Note: Uncalled capital commitments outstanding as of March 31, 2019 and March 31, 2018 was 17 crore and 36 crore, respectively.

*	During the three months ended June 30, 2017, Infosys Nova Holding LLC, a wholly-owned subsidiary, has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore

Refer note no. 2.8 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Year ended
	March 31, 2019			March 31, 2018
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	1	–	1	(11)	2	(9)
Government Securities	4	(1)	3	–	–	–
Certificate of deposits	(5)	2	(3)	15	(5)	10
Equity and preference securities	73	5	78	4	3	7

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2019	March 31, 2018
Liquid mutual fund units	Quoted price	1,701	–
Fixed maturity plan securities	Market observable inputs	401	376
Tax free bonds and government bonds	Quoted price and market observable inputs	2,048	2,079
Non-convertible debentures	Quoted price and market observable inputs	2,955	3,580
Government Securities	Quoted price and market observable inputs	724	–
Certificate of deposits	Market observable inputs	2,123	4,901
Commercial paper	Market observable inputs	495	293
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	90	117
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	16	7

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.2.1 Business transfer- Noah Consulting LLC

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (266 crore) and the transfer was with effect from October 25, 2017.

The transaction was between a holding company and a wholly owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2018. The table below details out the assets and liabilities taken over upon business transfer:

(In crore)

Particulars	Amount
Goodwill	29
Trade name	16
Customer contracts	80
Other intangibles	16
Deferred tax assets	13
Net assets / (liabilities), others	(117)
Total	37
Less: Consideration paid	266
Business transfer reserve	(229)

Subsequently, in November 2017, Noah Consulting LLC has been liquidated and the Company received 316 crore as proceeds on liquidation.

2.2.2 Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The fair value of contingent consideration on the date of acquisition is 17 crore.

2.2.3 Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. The fair value of contingent consideration on the date of acquisition is 89 crore.

2.2.4 Assets held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for the sale of its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya. The investment in these subsidiaries was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, the Company has recognized a reduction in the fair value of investment amounting to 589 crore during the three months and year ended March 31, 2018 in respect of Panaya in the standalone financial statements of Infosys. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment amounting to 265 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the investments in Panaya and Skava does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the investment in subsidiaries, Panaya and Skava have been included in non-current investments line item in the standalone financial statements as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for sale”, the investment in subsidiaries, Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 469 crore in respect of Skava in the standalone statement of profit and loss for the three months and nine months ended December 31, 2018.

2.3 LOANS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	16	19
	16	19
Unsecured, considered doubtful
Loans to employees	18	12
	34	31
Less: Allowance for doubtful loans to employees	18	12
Total non - current loans	16	19
Current
Loan receivables considered good - Unsecured
Loans to subsidiaries (Refer note no.2.20)	841	185
Other Loans
Loans to employees	207	208
Total current loans	1,048	393
Total Loans	1,064	412

2.4 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Security deposits (1)	47	48
Rental deposits (1)	149	129
Total non-current other financial assets	196	177
Current
Security deposits (1)	1	2
Rental deposits (1)	3	6
Restricted deposits (1)*	1,531	1,415
Unbilled revenues (1)(5)#	1,541	3,573
Interest accrued but not due (1)	865	739
Foreign currency forward and options contracts (2)(3)	321	16
Escrow and other deposits pertainning to buyback (refer to note 2.9)(1)	257	-
Others (1)(4)	315	155
Total current other financial assets	4,834	5,906
Total other financial assets	5,030	6,083
(1) Financial assets carried at amortized cost	4,709	6,067
(2)Financial assets carried at fair value through other comprehensive income	37	12
(3)Financial assets carried at fair value through Profit or Loss	284	4
(4) Includes dues from subsidiaries (Refer note no. 2.20)	34	40
(5) Includes dues from subsidiaries (Refer note no. 2.20)	51	32

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time.

2.5 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Unsecured
Considered good(2)	13,370	12,151
Considered doubtful	431	315
	13,801	12,466
Less: Allowances for credit losses	431	315
Total trade receivables(1)	13,370	12,151
(1) Includes dues from companies where directors are interested	–	–
(2) Includes dues from subsidiaries (refer note no. 2.20)	325	335

2.6 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Balances with banks
In current and deposit accounts	10,957	10,789
Cash on hand	–	–
Others
Deposits with financial institutions	4,594	5,981
Total Cash and cash equivalents	15,551	16,770
Balances with banks in unpaid dividend accounts	29	22
Deposit with more than 12 months maturity	6,048	6,187
Balances with banks held as margin money deposits against guarantees	114	353

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of 143 crore and 375 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

 (In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
In current accounts
ANZ Bank, Taiwan	1	9
Bank of America, USA	780	814
Bank of Baroda, Mauritius	1	1
BNP Paribas Bank, Norway	24	88
Citibank N.A., Australia	55	184
Citibank N.A., Dubai	5	5
Citibank N.A., EEFC (U.S. Dollar account)	2	4
Citibank N.A., Hungary	1	6
Citibank N.A., India	2	3
Citibank N.A., Japan	22	18
Citibank N.A., New Zealand	3	8
Citibank N.A., South Africa	18	33
Citibank N.A., South Korea	17	2
Deutsche Bank, Belgium	6	27
Deutsche Bank, EEFC (Australian Dollar account)	3	2
Deutsche Bank, EEFC (Euro account)	19	14
Deutsche Bank, EEFC (Swiss Franc account)	5	2
Deutsche Bank, EEFC (U.S. Dollar account)	212	27
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	6	8
Deutsche Bank, France	11	19
Deutsche Bank, Germany	57	70
Deutsche Bank, India	40	40
Deutsche Bank, Malaysia	1	5
Deutsche Bank, Netherlands	8	8
Deutsche Bank, Philippines	1	14
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	–	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	4	18
Deutsche Bank, Switzerland (U.S. Dollar Account)	1	–
Deutsche Bank, United Kingdom	17	74
HSBC Bank, Hong Kong	1	2
HSBC, India	3	–
ICICI Bank, EEFC (U.S. Dollar account)	18	5
ICICI Bank, India	24	33
Nordbanken, Sweden	21	26
Punjab National Bank, India	2	12
Royal Bank of Canada, Canada	28	9
Splitska Banka D.D., Société Générale Group, Croatia	14	8
State Bank of India, India	2	–
	1,454	1,624

 (In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
In deposit accounts
Axis Bank	700	–
Barclays Bank	500	200
HDFC Bank	–	2,423
HSBC Bank	200	–
ICICI Bank	3,060	3,467
IDFC Bank	2,100	1,500
IndusInd Bank	300	1,000
Kotak Mahindra Bank	500	–
South Indian Bank	–	200
Standard Chartered Bank	2,000	–
	9,360	8,790
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	4	1
HDFC Bank - Unpaid dividend account	–	1
ICICI Bank - Unpaid dividend account	25	20
	29	22
In margin money deposits against guarantees
Canara Bank	45	151
ICICI Bank	69	202
	114	353
Deposits with financial institution
HDFC Limited	3,594	4,781
LIC Housing Finance Limited	1,000	1,200
	4,594	5,981
Total cash and cash equivalents	15,551	16,770

2.7 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Capital advances	486	420
Advances other than capital advance
Prepaid gratuity (Refer note 2.17.1)	25	23
Others
Prepaid expenses	95	49
Deferred contract cost	226	262
Withholding taxes and others	908	1,407
Total non-current other assets	1,740	2,161
Current
Advances other than capital advance
Payment to vendors for supply of goods	94	103
Others
Unbilled revenues(2)	2,904	–
Prepaid expenses (1)	580	449
Deferred contract cost	52	44
Withholding taxes and others	1,290	843
Others	–	–
Total current other assets	4,920	1,439

Total other assets	6,660	3,600
	109	115

(1) Includes dues from subsidiaries (Refer note no. 2.20)

(2)	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 503 crore which are pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.8 FINANCIAL INSTRUMENTS

Accounting Policy

2.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

2.8.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.8.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.8.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	15,551	–	–	–	–	15,551	15,551
Investments (Refer note no.2.2)
Preference securities, Equity instruments and others	–	–	16	90	–	106	106
Tax free bonds and government bonds	1,840	–	–	–	–	1,840	2,048(2)
Liquid mutual fund units	–	–	1,701	–	–	1,701	1,701
Redeemable, non-convertible debentures (1)	1,445	–	–	–	–	1,445	1,445
Fixed maturity plan securities	–	–	401	–	–	401	401
Commercial Paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,123	2,123	2,123
Non convertible debentures	–	–	–	–	2,955	2,955	2,955
Government Securities	–	–	–	–	724	724	724
Trade receivables (Refer Note no. 2.5)	13,370	–	–	–	–	13,370	13,370
Loans (Refer note no. 2.3)	1,064	–	–	–	–	1,064	1,064
Other financial assets (Refer Note no. 2.4) (4)	4,709	–	284	–	37	5,030	4,948(3)
Total	37,979	–	2,402	90	6,334	46,805	46,931
Liabilities:
Trade payables (Refer Note no. 2.11)	1,604	–	–	–	–	1,604	1,604
Other financial liabilities (Refer Note no. 2.10)	7,067	–	128	–	1	7,196	7,196
Total	8,671	–	128	–	1	8,800	8,800

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds

(4)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	16,770	–	–	–	–	16,770	16,770
Investments (Refer Note no. 2.2)
Preference securities, Equity instruments and others	–	–	7	117	–	124	124
Tax free bonds and government bonds	1,832	–	–	–	–	1,832	2,079(2)
Redeemable, non-convertible debentures (1)	1,780	–	–	–	–	1,780	1,780
Fixed maturity plan securities	–	–	376	–	–	376	376
Certificates of deposit	–	–	–	–	4,901	4,901	4,901
Non convertible debentures	–	–	–	–	3,580	3,580	3,580
Commercial paper	–	–	–	–	293	293	293
Trade receivables (Refer Note no. 2.5)	12,151	–	–	–	–	12,151	12,151
Loans (Refer note no. 2.3)	412	–	–	–	–	412	412
Other financial assets (Refer Note no. 2.4)	6,067	–	4	–	12	6,083	6,001(3)
Total	39,012	–	387	117	8,786	48,302	48,467
Liabilities:
Trade payables (Refer note no. 2.11)	738	–	–	–	–	738	738
Other financial liabilities (Refer Note no. 2.10)	4,241	–	91	–	3	4,335	4,335
Total	4,979	–	91	–	3	5,073	5,073

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2019 is as follows:

(In crore)

Particulars	March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.2)	2,036	1,765	271	–
Investments in government bonds (Refer note no. 2.2)	12	12	–	–
Investments in liquid mutual fund units (Refer note no. 2.2)	1,701	1,701	–	–
Investments in equity instruments (Refer note no. 2.2)	1	–	–	1
Investments in preference securities (Refer note no. 2.2)	89	–	–	89
Investments in fixed maturity plan securities (Refer note no. 2.2)	401	–	401	–
Investments in certificates of deposit (Refer note no. 2.2)	2,123	–	2,123	–
Investments in non convertible debentures (Refer note no. 2.2)	2,955	1,612	1,343	–
Investments in government securities (Refer note no. 2.2)	724	724	–	–
Investments in commercial paper (Refer note no. 2.2)	495	–	495	–
Other investments (Refer note no. 2.2)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer note no. 2.4)	321	–	321	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note no. 2.10)	13	–	13	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)	116	–	–	116

(1)	Pertains to contingent consideration payable to selling shareholders of Wongdoody and Brilliant Basics Holding Limited as per the share purchase agreement.

(2) Discount rate pertaining to contingent consideration ranges from 10% to 16%

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 746 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

(In crore)

Particulars	March 31, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note no. 2.2)	2,078	1,806	272	–
Investments in government bonds (Refer Note no. 2.2)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.2)	1	–	–	1
Investments in preference securities (Refer Note no. 2.2)	116	–	–	116
Investments in fixed maturity plan securities (Refer Note no. 2.2)	376	–	376	–
Investments in certificates of deposit (Refer Note no. 2.2)	4,901	–	4,901	–
Investments in non convertible debentures (Refer Note no. 2.2)	3,580	2,493	1,087	–
Investments in commercial paper (Refer Note no. 2.2)	293	–	293	–
Other investments (Refer Note no. 2.2)	7	–	–	7
Derivative financial instruments – gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.4)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.10)	40	–	40	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)	54	–	–	54

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holding Limited as per the share purchase agreement.

(2) Discounted 21 crore at 10%, pertaining to Brilliant Basics.

During the year ended March 31, 2018, tax free bonds and non-convertible debentures of 1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 743 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,013	102	23	58	185	1,381
Trade receivables	9,009	1,688	1,005	484	693	12,879
Other financial assets , loans and other current assets	3,617	815	280	259	997	5,968
Trade payables	(645)	(99)	(201)	(77)	(52)	(1,074)
Other financial liabilities	(3,546)	(364)	(196)	(290)	(257)	(4,653)
Net assets / (liabilities)	9,448	2,142	911	434	1,566	14,501

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	858	139	82	186	271	1,536
Trade Receivables	7,776	1,522	871	743	550	11,462
Other financials assets ( including loans)	2,196	597	335	159	305	3,592
Trade payables	(312)	(60)	(168)	(36)	(22)	(598)
Other financial liabilities	(1,962)	(252)	(148)	(220)	(162)	(2,744)
Net assets / (liabilities)	8,556	1,946	972	832	942	13,248

Sensitivity analysis between Indian Rupee and USD

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Impact on the Company's incremental Operating Margins	0.47%	0.52%	0.48%	0.52%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at		As at
	March 31, 2019		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	120	588	60	300
In Euro	135	1,049	100	808
In United Kingdom Pound Sterling	25	226	20	184
Other derivatives
Forward contracts
In Canadian dollars	13	68	20	99
In Euro	166	1,289	86	695
In Japanese Yen	550	34	550	34
In New Zealand dollars	16	75	16	76
In Norwegian Krone	40	32	40	34
In South African Rand	–	–	25	14
In Singapore dollars	140	716	5	25
In Swedish Krona	50	37	50	40
In Swiss Franc	25	172	21	146
In U.S. dollars	855	5,910	556	3,624
In United Kingdom Pound Sterling	70	634	45	415
Option Contracts
In Australian dollars	10	49	20	100
In Canadian Dollars	13	69	–	–
In Euro	60	466	45	363
In Swiss Franc	5	35	5	33
In U.S. dollars	433	2,995	320	2,086
In United Kingdom Pound Sterling	10	91	25	231
Total forwards and option contracts		14,535		9,307

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at	As at
	March 31, 2019	March 31, 2018
Not later than one month	4,082	2,693
Later than one month and not later than three months	6,368	4,274
Later than three months and not later than one year	4,085	2,340
	14,535	9,307

During the year ended March 31, 2019, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2019 are expected to occur and reclassified to statement of profit and loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2019 and March 31, 2018 :

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Gain / (Loss)
Balance at the beginning of the period	36	(2)	–	39
Gain / (Loss) recognized in other comprehensive income during the period	25	(9)	118	(93)
Amount reclassified to profit and loss during the period	(45)	11	(90)	41
Tax impact on above	5	–	(7)	13
Balance at the end of the period	21	–	21	–

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2019		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	323	(15)	20	(44)
Amount set off	(2)	2	(4)	4
Net amount presented in Balance Sheet	321	(13)	16	(40)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,370 crore and 12,151 crore as at March 31, 2019 and March 31, 2018, respectively and unbilled revenue amounting to 4,445 crore and 3,573 crore as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. As per Ind AS 109, the Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Revenue from top customer	3.7	4.1	4.0	3.9
Revenue from top 10 customers	21.1	20.8	20.3	21.0

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months ended March 31, 2019 was 9 crore and reversal of allowance of lifetime expected credit loss on customer balances for the three months ended March 31, 2018 is 23 crore, respectively.
The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2019 and March 31, 2018 is 176 crore and 18 crore, respectively.

Movement in credit loss allowance:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Balance at the beginning	511	418	401	379
Impairment loss recognized/ (reversed)	9	(23)	176	18
Amounts written off	–	–	(67)	(3)
Translation differences	1	6	11	7
Balance at the end	521	401	521	401

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions, certificates of deposit and commercial paper.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2019, the Company had a working capital of 30,793 crore including cash and cash equivalents of 15,551 crore and current investments of 6,077 crore. As at March 31, 2018, the Company had a working capital of 30,903 crore including cash and cash equivalents of 16,770 crore and current investments of 5,906 crore.

As at March 31, 2019 and March 31, 2018, the outstanding compensated absences were 1,411 crore and 1,260 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Under the company's ongoing buyback program the maximum buyback size is 8,260 crore. The company has bought back shares amounting to 797 crore (including transaction costs) till March 31, 2019. (Refer to note 2.9)

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2019 are as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,604	–	–	–	1,604
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.10)	7,067	–	–	–	7,067
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	82	53	–	–	135

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 were as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	738	–	–	–	738
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.10)	4,241	–	–	–	4,241
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	41	7	7	–	55

2.9 EQUITY

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (2,40,00,00,000) equity shares	2,400	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,178	1,092
4,35,62,79,444 (2,18,41,14,257) equity shares fully paid-up
	2,178	1,092

(1) Refer note no. 2.18 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :

a) Declared a special dividend of 4/- per equity share;

(b)	Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800 /- per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot. After the execution of the above, along with the special dividend (including dividend distribution tax) of 2,633 crore already paid in June 2018, the Company would complete the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per Equity share and the Maximum buyback size of 8,260 crore, the indicative maximum number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September, 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019 , the Company has created ‘Capital Redemption Reserve’ of 5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has utilized its securities premium and general reserve for the buyback of its equity shares. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

Effective from Fiscal 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting standards(IFRS). Dividend payout includes dividend distribution tax.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(in )

Particulars	Year ended March 31,
	2019	2018
Final Dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Interim dividend for fiscal 2019	7.00	–
Special dividend for fiscal 2019	4.00	–
Final dividend for fiscal 2017	–	7.38
Interim dividend for fiscal 2018	–	6.50

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018, special divided for fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of 13,761 crore inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately 5,504 crore, including dividend distribution tax. The final dividend of 10.50/- per equity share and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019.

Bonus issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2019 and March 31, 2018 is set out below:

in crore, except as stated otherwise

Particulars	As at March 31, 2019		As at March 31, 2018
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,18,41,14,257	1,092	2,29,69,44,664	1,148
Add: Shares issued on exercise of employee stock options -before bonus issue	77,233	–	213,071	–
Add: Bonus shares issued	2,18,41,91,490	1,092	–	–
Add: Shares issued on exercise of employee stock options - after bonus issue	548,464	–	–	–
Less: Shares bought back(1)(2)	12,652,000	6	11,30,43,478	56
Number of shares at the end of the period	4,35,62,79,444	2,178	2,18,41,14,257	1,092

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,03,24,982 and 1,08,01,956 shares (not adjusted for September 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants during the three months and year ended March 31, 2019 and March 31, 2018 under the 2015 Plan:

Particulars	Three months ended		Year ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
RSU
Salil Parekh, CEO and MD - Refer note 1 below	42,930	226,048	2,60,130	226,048
U.B. Pravin Rao, COO and WTD	68,250	–	68,250	54,500
Dr. Vishal Sikka*	–	–	–	5,40,448
Other KMPs	347,150	429,900	347,150	5,46,200
Employees other than KMPs	1,878,050	3,119,840	36,65,170	31,94,020
	2,336,380	3,775,788	4,340,700	45,61,216
ESOP
U.B. Pravin Rao, COO and WTD	–	–	–	86,000
Dr. Vishal Sikka*	–	–	–	6,61,050
Other KMPs	–	–	–	88,900
Employees other than KMPs	–	–	–	1,47,200
	–	–	–	9,83,150
Incentive units - cash settled
Other employees	21,500	85,180	74,090	1,00,080
	21,500	85,180	74,090	1,00,080
Total grants	2,357,880	3,860,968	4,414,790	56,44,446

Information in the table above is adjusted for September 2018 bonus issue.

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 1,69,536 RSUs (adjusted for September 2018 bonus issue). The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The Board based on the recommendations of the Nomination and Remuneration committee approved on January 11, 2019, the annual time based grant for fiscal 2019 of 42,930 RSUs. The grant was made effective February 1, 2019.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units outstanding (net of forfeitures) were 1,77,454 and 2,23,514 (adjusted for September 2018 bonus issue), respectively.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Granted to:
KMP(2)	10	1	33	(13)
Employees other than KMP	43	22	149	85
Total (1)	53	23	182	72

(1) Cash settled stock compensation expense included in the above

(2)	Included a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation.

The carrying value of liability towards cash settled share based payments was 9 crore and 6 crore as at March 31, 2019 and March 31, 2018, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended March 31, 2019 and March 31, 2018 is set out below:

Particulars	Three months ended March 31, 2019		Three months ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	76,59,466	2.50	41,68,568	2.50
Granted	23,36,380	5.00	37,75,788	2.50
Exercised	6,60,078	2.50	2,31,992	2.50
Forfeited and expired	1,54,570	2.67	2,11,546	2.50
Outstanding at the end	9,181,198	3.13	75,00,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	16,41,600	519	23,16,800	496
Granted	–	–	–	–
Exercised	8,224	499	104,824	492
Forfeited and expired	10,200	499	2,78,150	482
Outstanding at the end	1,623,176	516	19,33,826	493
Exercisable at the end	6,98,500	517	393,824	496

Information in the table above is adjusted for September 2018 bonus issue.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2019 and March 31, 2018 is set out below:

Particulars	Year ended March 31, 2019		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	75,00,818	2.50	59,22,746	2.50
Granted	43,40,700	3.84	45,61,216	2.50
Exercised	18,64,510	2.50	12,96,434	2.50
Forfeited and expired	7,95,810	2.61	16,86,710	2.50
Outstanding at the end	9,181,198	3.13	75,00,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	19,33,826	493	23,95,300	496
Granted	–	–	983,150	472
Exercised	1,17,350	515	104,824	492
Forfeited and expired	1,93,300	521	13,39,800	481
Outstanding at the end	1,623,176	516	19,33,826	493
Exercisable at the end	6,98,500	517	3,93,824	496

Information in the table above is adjusted for September 2018 bonus issue.

During the three months ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 732 and 560 (adjusted for September 2018 bonus issue) respectively.

During the year ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 701 and 496 (adjusted for September 2018 bonus issue) respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2019

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

Information in the table above is adjusted for September 2018 bonus issue.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	75,00,818	1.89	2.50
450 - 600 (ESOP)	19,33,826	6.60	493
	94,34,644	2.57	104

Information in the table above is adjusted for September 2018 bonus issue.

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	696	10.77
Exercise price ()/ ($- ADS)(1)	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS)(1)	648	10.03

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)(1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS)(1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)(1)	533	127	7.74	1.47

(1) Adjusted for September 2018 bonus issue.

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.10 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Others
Compensated absences	38	42
Payable for acquisition of business- Contingent consideration	41	13
Total non-current other financial liabilities	79	55
Current
Unpaid dividends	29	22
Others
Accrued compensation to employees	2,006	2,048
Accrued expenses (1)	2,310	1,776
Retention monies	60	63
Payable for acquisition of business - Contingent consideration	75	41
Capital creditors	653	148
Financial liability relating to buyback (refer to note 2.9)	1,202	–
Compensated absences	1,373	1,218
Other payables (2)	807	184
Foreign currency forward and options contracts	13	40
Total current other financial liabilities	8,528	5,540
Total other financial liabilities	8,607	5,595
Financial liability carried at amortized cost	7,067	4,241
Financial liability carried at fair value through profit or loss	128	91
Financial liability carried at fair value through other comprehensive income	1	3
Contingent consideration on undiscounted basis	135	55
(1) Includes dues to subsidiaries (Refer note no. 2.20)	6	9
(2) Includes dues to subsidiaries (Refer note no. 2.20)	13	19

In accordance with Ind AS 32 Financial Instruments: Presentation, the Company has recorded a financial liability of 1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to note 2.9). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

2.11 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Trade payables(1)	1,604	738
Total trade payables	1,604	738
(1)Includes dues to subsidiaries (refer note no. 2.20)	220	178

2.12 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non current
Others
Deferred income	29	36
Deferred rent	140	117
Total non - current other liabilities	169	153
Current
Unearned revenue	2,094	1,887
Client deposits	19	32
Others
Withholding taxes and others	1,168	1,029
Deferred rent	54	24
Total current other liabilities	3,335	2,972
Total other liabilities	3,504	3,125

2.13 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Others
Post-sales client support and others	505	436
Total provisions	505	436

The movement in the provision for post-sales client support and others is as follows :

(In crore)

Particulars	Three months ended March 31, 2019	Year ended March 31, 2019
Balance at the beginning	522	436
Provision recognized/(reversed)	8	141
Provision utilized	(20)	(97)
Exchange difference	(5)	25
Balance at the end	505	505

Provision for post-sales client support and others are expected to be utilized over a period of 6 months to 1 year.

2.14 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Current taxes	1,053	1,397	5,189	4,003
Deferred taxes	80	(164)	36	(250)
Income tax expense	1,133	1,233	5,225	3,753

During the quarter ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid $215 million (1,455 crore).

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended March 31, 2019 and March 31, 2018 includes reversal (net of provisions) of 73 crore and 82 crore, respectively. Income tax expense for the year ended March 31, 2019 and March 31, 2018 includes reversal (net of provisions) of  97 crore and 240 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' U.S. branch net assets amounted to approximately 5,196 crore. As at March 31, 2019, the Company has a deferred tax liability for branch profit tax of 201 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Entire deferred income tax for the three months and year ended March 31, 2019 and March 31, 2018, relates to origination and reversal of temporary differences except for a credit of 155 crore (on account of US Tax Reforms explained above), for the year ended March 31, 2018.

Other income for the three months and year ended March 31, 2019 includes interest on income tax refund of 50 crore each, respectively and for the three months and year ended March 31, 2018 includes interest on income tax refund of Nil and 257 crore, respectively.

2.15 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method , the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 1 “Significant Accounting Policies,” in the Company’s 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the company is unable to determine the standalone selling price, the company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Company presents revenues net of indirect taxes in its condensed statement of Profit and loss.

Revenue from operations for the three months and year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Revenue from software services	18,870	15,938	72,845	61,733
Revenue from products and platforms	65	46	262	208
Total revenue from operations	18,935	15,984	73,107	61,941

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers for the three months and year ended March 31, 2019 by offerings and contract-type. The Company believe that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Three months ended March 31, 2019	Year ended March 31, 2019
Revenue by offerings
Core	12,386	49,463
Digital	6,549	23,644
Total	18,935	73,107
Revenues by contract type
Fixed Price	10,538	39,383
Time & Materials	8,397	33,724
Total	18,935	73,107

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The company classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognized as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2019 , 2,355 crore of unbilled revenue pertaining to fixed price development contracts as of April 1, 2018 has been reclassified to Trade receivables upon billing to customers on completion of milestones.

During the year ended March 31, 2019 , the company recognized revenue of 1,776 crore arising from opening unearned revenue as of April 1, 2018.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, other than those meeting the exclusion criteria mentioned above, is 44,904 crore. Out of this, the Company expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18 Revenue instead of Ind AS 115 Revenue from contract with customers on the financials results of the Company for the three months and year ended and as at March 31, 2019 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of 2,904 crore as at March 31, 2019 has been considered as a non financial asset.

2.16 OTHER INCOME, NET

2.16.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.16.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Effective April 1, 2018, the company has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Other income for the three months and year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	34	34	137	138
Deposit with Bank and others	317	353	1,276	1,540
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	128	122	581	642
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	–	2	3
Gain / (loss) on liquid mutual funds	57	35	175	227
Dividend income from subsidiaries	–	–	–	846
Write down of investment in subsidiary (refer note no 2.2)	–	(28)	–	(122)
Exchange gains/(losses) on foreign currency forward and options contracts	185	(125)	184	(12)
Exchange gains/(losses) on translation of assets and liabilities	(139)	189	144	265
Miscellaneous income, net	56	56	353	492
Total other income	639	636	2,852	4,019

2.17 EXPENSES

Accounting Policy

2.17.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the statement of Profit and Loss.

2.17.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.17.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.17.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Employee benefit expenses
Salaries including bonus	9,896	8,185	37,185	31,618
Contribution to provident and other funds	208	179	797	695
Share based payments to employees (Refer note no. 2.9)	53	23	182	72
Staff welfare	41	31	132	87
	10,198	8,418	38,296	32,472
Cost of software packages and others
For own use	187	195	793	774
Third party items bought for service delivery to clients	205	125	853	496
	392	320	1,646	1,270
Other expenses
Power and fuel	37	39	171	162
Brand and Marketing	114	58	406	247
Operating lease payments	96	77	339	328
Rates and taxes	25	(12)	110	116
Repairs and Maintenance	295	227	1,051	902
Consumables	10	6	33	22
Insurance	15	13	55	47
Provision for post-sales client support and others	(31)	48	(6)	127
Commission to non-whole time directors	2	2	7	9
Impairment loss recognized / (reversed) under expected credit loss model	11	(21)	184	24
Auditor's remuneration
Statutory audit fees	1	1	4	3
Tax matters	1	–	1	1
Other services	–	–	–	–
Contributions towards Corporate Social Responsibility	61	17	245	142
Others	40	(26)	170	54
	677	429	2,770	2,184

2.18 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding	4,36,77,59,601	4,36,81,61,336	4,36,82,12,119	4,53,26,87,604
Effect of dilutive common equivalent shares - share options outstanding	20,64,779	11,23,252	22,00,229	20,97,638
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,36,98,24,380	4,36,92,84,588	4,37,04,12,348	4,53,47,85,242

* Information in above table is adjusted for September 2018 Bonus issue.(refer note no.2.9)

For the three months and year ended March 31, 2019, no options to purchase equity shares that had an anti-dilutive effect.

For the three months and year ended March 31, 2018, 1,148 and 55,752 (adjusted for September 2018 bonus issue) number of options to purchase equity shares that had an anti-dilutive effect respectively.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	2,947	4,627
[Amount paid to statutory authorities 5,861 crore (6,486 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,653	1,405
(net of advances and deposits)
Other Commitments*	17	36

*Uncalled capital pertaining to investments

(1)	As at March 31, 2019, claims against the company not acknowledged as debts in respect of income tax matters amounted to 2,811 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,860 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of March 31, 2019.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.20 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2018 for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2019, the following are the changes in the subsidiaries:

-	Lodestone Management Consultants Inc has been liquidated effective May 17, 2018

-	On May 22, 2018, Infosys acquired 100% voting rights in WongDoody Holding Company Inc., along with its two subsidiaries, WDW Communications, Inc and WongDoody, Inc.

-	Lodestone Management Consultants GmbH name changed to Infosys Austria GmbH

-	On August 6, 2018, Infosys Luxembourg SARL was incorporated as a wholly-owned subsidiary of Infosys Limited

-	Infosys Consulting Ltda became the majority owned and controlled subsidiary of Infosys Limited.

-	On October 11, 2018, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Fluido Oy along with its five subsidiaries Fluido Sweden AB (Extero), Fluido Norway A/S, Fluido Denmark A/S, Fluido Slovakia s.r.o and Fluido Newco AB.

-	On November 16, 2018, Infosys Consulting Pte. Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd)

-	On November 27, 2018, Infosys Canada Public Services Inc was incorporated as a wholly-owned subsidiary of Infosys Public Services Inc which is a wholly-owned subsidiary of Infosys Limited.

-	On November 29, 2018, Infosys CIS LLC was incorporated as a wholly-owned subsidiary of Infosys Limited.

-	On December 19, 2018, Infosys South Africa (Pty) Ltd was incorporated as a wholly owned subsidiary of Infosys Consulting Pte Ltd which is a wholly-owned subsidiary of Infosys Limited.

-	S.C. Infosys Consulting S.R.L. became wholly owned subsidiary of Infosys Ltd.

-	Lodestone Management Consultants Co., Ltd, name has been changed to “Infosys Consulting (Shanghai) Co. Ltd.”

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from related parties as at March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Investment in debentures
EdgeVerve(1)	1,445	1,780
	1,445	1,780
Trade receivables
EdgeVerve	3	–
Infosys China	23	29
Infosys Mexico	3	4
Infosys Brasil	1	1
Infosys BPM	10	5
Infy Consulting Company Ltd.	13	77
Infosys Public Services	57	53
Infosys Shanghai	6	7
Infosys Sweden	–	1
Kallidus	–	13
Infosys McCamish Systems LLC	89	70
Panaya Ltd	115	75
Infosys Compaz Pte. Ltd	5	–
	325	335
Loans
Infosys China (2)	82	73
Infosys Consulting Holding AG(3)	89	104
Brilliant Basics Holdings Limited (4)	7	8
Infosys Consulting Pte Ltd(5)	663	–
	841	185
Prepaid expense and other assets
Panaya Ltd.	109	114
Brilliant Basics Limited	–	1
	109	115
Other financial assets
Infosys BPM	10	10
Panaya Ltd.	3	2
Infosys Consulting GmbH	2	1
Infosys China	2	2
Infosys Shanghai	1	–
Infy Consulting Company Ltd.	3	9
Infosys Consulting AG	1	1
Infosys Public Services	3	6
Infosys Consulting Pte Ltd.	–	1
Kallidus	2	1
Infosys Consulting Ltda.	1	1
Skava Systems Pvt. Ltd.	1	1
Lodestone Management Consultants Co., Ltd	–	1
Infosys Brasil	1	–
Edgeverve	–	3
Brilliant Basics Limited	1	–
Infosys Mexico	1	1
McCamish Systems LLC	1	–
Infosys Compaz Pte. Ltd	1	–
	34	40
Unbilled revenues
EdgeVerve	40	32
Kallidus	11	–
	51	32
Trade payables
Infosys China	8	7
Infosys BPM	50	54
Infosys (Czech Republic) Limited s.r.o.	6	3
Infosys Mexico	6	6
Infosys Sweden	3	5
Infosys Shanghai	6	6
Infosys Management Consulting Pty Limited	9	8
Infosys Consulting Pte Ltd.	4	2
Infy Consulting Company Ltd.	87	67
Infosys Brasil	2	2
Brilliant Basics Limited	7	7
Panaya Ltd.	4	6
Infosys Public Services	4	2
Kallidus	2	–
Portland Group Pty Ltd	1	–
Infosys Chile SpA	1	–
Infosys Middle East FZ-LLC	12	–
Infosys Poland Sp Z.o.o	1	3
McCamish Systems LLC	1	–
WDW Communications, Inc.	6	–
	220	178
Other financial liabilities
Infosys BPM	4	2
Infosys Mexico	2	1
Infosys Public Services	–	5
Infosys China	1	1
Infosys Consulting GmbH	5	1
Infosys Middle East FZ-LLC	–	8
Infosys Consulting AG	1	1
	13	19
Accrued expenses
Infosys BPM	6	9
	6	9

(1) At an interest rate of 8.39% per annum.

(2) Interest at the rate of 6% per annum repayable on demand

(3) Interest at the rate of 2.5% per annum repayable on demand

(4) Interest at the rate of 3.5% per annum repayable on demand

(5) Interest at the rate of 3% per annum repayable on demand.

The details of the related parties transactions entered into by the Company for the three months and year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Capital transactions:
Financing transactions
Equity
Infosys Consulting Brazil	–	–	43	–
Wongdoody Holding Company Inc(1)	–	–	261	–
Infosys Chile SpA	–	–	7	–
Panaya Inc.	–	–	–	38
Brilliant Basics Holding Limited	–	–	13	29
Infosys Arabia Limited	–	–	–	2
Infosys China	–	–	–	97
Infosys Luxembourg S.a r.l.	–	–	4	–
Infosys Australia (3)	–	–	(33)	–
Infosys Shanghai	–	–	–	74
Infosys Brazil	–	–	127	–
S. C. Infosys Consulting S.R.L	34	–	34	–
	34	–	456	240
Debentures (net of repayment)
Edgeverve	(125)	(170)	(335)	(349)
	(125)	(170)	(335)	(349)
Loans (net of repayment)
Infosys China	–	(2)	–	–
Infosys Consulting Holding AG	(20)	–	(20)	99
Brilliant Basics Holdings Limited	–	–	–	7
Infosys Consulting Pte Ltd.	253	–	678	–
	233	(2)	658	106
Revenue transactions:
Purchase of services
Infosys China	24	20	85	88
Infosys Management Consulting Pty Limited	26	22	94	99
Infy Consulting Company Limited	257	189	857	729
Infosys Consulting Pte Ltd.	10	7	40	41
Portland Group Pty Ltd	4	–	16	9
Infosys (Czech Republic) Limited s.r.o.	17	11	56	40
Infosys BPM	168	137	655	502
Infosys Sweden	7	14	52	56
Infosys Shanghai	19	20	74	65
Infosys Mexico	18	9	71	27
Infosys Public Services	13	4	39	22
Panaya Ltd.	23	21	94	84
Infosys Brasil	4	3	13	13
Infosys Poland Sp Z.o.o	5	6	29	14
Kallidus	7	(4)	51	7
Brilliant Basics Limited	19	18	74	24
Brilliant Basics (MENA)	–	–	3	–
Infosys Chile SpA	2	–	5	–
Infosys Middle East FZ-LLC	25	22	95	22
Noah Consulting, LLC(2)	–	–	–	91
McCamish Systems LLC	2	1	7	3
Noah Canada	–	–	–	2
WDW Communications, Inc.	9	–	11	–
WongDoody, Inc.	–	–	2	–
	659	500	2,423	1,938
Purchase of shared services including facilities and personnel
Brilliant Basics Limited	2	1	7	1
Infosys BPM	1	7	3	21
Kallidus Inc	–	4	–	4
Infosys Consulting AG	–	1	–	1
Infosys Mexico	–	–	–	2
WDW Communications, Inc.	–	–	1	–
	3	13	11	29
Interest income
Infosys China	1	1	5	4
Infosys Consulting Holding AG	–	1	2	2
Infosys Consulting Pte Ltd.	3	–	6	–
EdgeVerve	32	36	141	156
	36	38	154	162
Dividend Income
Infosys BPM	–	–	–	846
	–	–	–	846
Sale of services
Infosys China	8	7	31	27
Infosys Mexico	4	6	20	22
Infy Consulting Company Limited	13	10	54	40
Infosys Brasil	3	1	6	5
Infosys BPM	29	19	101	70
McCamish Systems LLC	70	37	238	113
Infosys Sweden	–	2	3	11
Infosys Shanghai	2	3	8	7
EdgeVerve	129	104	469	407
Kallidus Inc	–	–	–	2
Infosys Public Services	184	153	766	628
Infosys Compaz Pte Ltd	12	–	13	–
	454	342	1,709	1,332
Sale of shared services including facilities and personnel
EdgeVerve	9	10	36	40
Panaya Ltd.	8	12	45	48
Infosys Consulting SAS	–	1	–	1
Infy Consulting Company Limited	–	–	–	3
Infy Consulting B.V	–	–	–	1
Infosys BPM	7	19	27	67
Infosys Public Services	–	–	–	2
	24	42	108	162

(1) Excludes contingent consideration

(2) Refer note no. 2.2

(3) Represents redemption of investment

Changes in Key Management personnel

The following were the changes in key management personnel:-

• Nilanjan Roy has been appointed as Chief Financial Officer effective March 01, 2019.

•	Jayesh Sanghrajka was appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019.

• M. D. Ranganath resigned as Chief Financial Officer effective November 16, 2018.

• Michael Nelson Gibbs appointed as an Independent Director effective July 13, 2018.

• Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018.

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)(5)	29	19	96	48
Commission and other benefits to non-executive/independent directors	2	2	7	10
Total	31	21	103	58

(1)	Total employee stock compensation expense for the three months and year ended March 31, 2019 includes a charge of 10 crore and 33 crore, respectively towards key managerial personnel. For the three months and year ended March 31, 2018 includes a charge of 1 crore and reversal of 13 crore, respectively was recorded towards key managerial personnel. (Refer note no. 2.9)

(2)	Includes reversal of stock compensation cost of 35 crore for the quarter ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to note 2.9)

(3)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.
(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.
(5)	On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017; The Board in their meeting held on July 14, 2017 designated her as an Executive Officer with effect from the date of the meeting.

2.21 SEGMENT REPORTING

The Company publishes this financial statement along with the interim consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim consolidated financial statements.

2.22 FUNCTION-WISE CLASSIFICATION OF CONDENSED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Three months ended March 31,		Year ended March 31,
		2019	2018	2019	2018
Revenue from operations	2.15	18,935	15,984	73,107	61,941
Cost of sales		12,530	10,074	47,412	39,138
Gross Profit		6,405	5,910	25,695	22,803
Operating expenses
Selling and marketing expenses		1,004	747	3,661	2,763
General and administration expenses		1,087	820	4,225	3,562
Total operating expenses		2,091	1,567	7,886	6,325
Operating profit		4,314	4,343	17,809	16,478
Reduction in the fair value of assets held for sale	2.2.4	–	589	265	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.2.4	–	–	469	–
Other income, net	2.16	639	636	2,852	4,019
Profit before tax		4,953	4,390	19,927	19,908
Tax expense:
Current tax	2.14	1,053	1,397	5,189	4,003
Deferred tax	2.14	80	(164)	36	(250)
Profit for the period		3,820	3,157	14,702	16,155
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(3)	31	(21)	52
Equity instruments through other comprehensive income, net		9	7	78	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(15)	2	21	(39)
Fair value changes on investments, net	2.2	22	(12)	1	1
Total other comprehensive income/(loss), net of tax		13	28	79	21

Total comprehensive income for the period		3,833	3,185	14,781	16,176

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru April 12, 2019

INDEPENDENT Auditor’s Report on audit of STANDALONE financial results

To The Board of Directors ofInfosys Limited

1.	We have audited the accompanying Statement of Standalone Financial Results of INFOSYS Limited (“the Company”), for the quarter and year ended March 31, 2019 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

2.	This Statement is the responsibility of the Company’s Management and is approved by the Board of Directors. The Statement as it relates to the quarter ended March 31, 2019, has been compiled from the related interim condensed standalone financial statements prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) and as it relates to the year ended March 31, 2019, has been complied from the related annual standalone financial statements prepared under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim condensed standalone financial statements and annual standalone financial statements.

3.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 date July 5, 2016; and
(ii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the profit, total comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2019.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Infosys Limited (“the Company”), which comprise the Balance Sheet as at March 31, 2019, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (“the Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, (“Ind AS”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2019, the profit and total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act (SAs). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (ICAI) together with the independence requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1

Accuracy of recognition, measurement,

presentation and disclosures of revenues and other related balances in view of adoption of Ind AS 115 “Revenue from Contracts with

Customers” (new revenue accounting standard)

The application of the new revenue accounting standard involves certain key judgements relating to identification of distinct performance obligations, determination of transaction price of the identified performance obligations, the appropriateness of the basis used to measure revenue recognised over a period. Additionally, new revenue accounting standard contains disclosures which involves collation of information in respect of disaggregated revenue and periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

Refer Notes 1.4a and 2.16 to the Standalone Financial Statements

Principal Audit Procedures

We assessed the Company’s process to identify the impact of adoption of the new revenue accounting standard.

Our audit approach consisted testing of the design and operating effectiveness of the internal controls and substantive testing as follows:

•        Evaluated the design of internal controls relating to implementation of the new revenue accounting standard.

•        Selected a sample of continuing and new contracts, and tested the operating effectiveness of the internal control, relating to identification of the distinct performance obligations and determination of transaction price. We carried out a combination of procedures involving enquiry and observation, reperformance and inspection of evidence in respect of operation of these controls.

•        Tested the relevant information technology systems’ access and change management controls relating to contracts and related information used in recording and disclosing revenue in accordance with the new revenue accounting standard.

•        Selected a sample of continuing and new contracts and performed the following procedures:

•           Read, analysed and identified the distinct performance obligations in these contracts.

•           Compared these performance obligations with that identified and recorded by the Company.

•           Considered the terms of the contracts to determine the transaction price including any variable consideration to verify the transaction price used to compute revenue and to test the basis of estimation of the variable consideration.

•           Samples in respect of revenue recorded for time and material contracts were tested using a combination of approved time sheets including customer acceptances, subsequent invoicing and historical trend of collections and disputes.

•           In respect of samples relating to fixed price contracts, progress towards satisfaction of performance obligation used to compute recorded revenue was verified with actual and estimated efforts from the time recording and budgeting systems. We also tested the access and change management controls relating to these systems.

•           Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.

•           Performed analytical procedures for reasonableness of revenues disclosed by type and service offerings.

•           We reviewed the collation of information and the logic of the report generated from the budgeting system used to prepare the disclosure relating to the periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

2

Accuracy of revenues and onerous obligations in respect of fixed price contracts involves critical estimates

Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.

Refer Notes 1.4a and 2.16 to the Standalone Financial Statements.

Principal Audit Procedures

Our audit approach was a combination of test of internal controls and substantive procedures which included the following:

•        Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.

•        Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated.

•        Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.

•        Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.

•        Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts.

3

Evaluation of uncertain tax positions

The Company has material uncertain tax positions including matters under dispute which involves significant judgment to determine the possible outcome of these disputes.

Refer Notes 1.4b and 2.22 to the Standalone Financial Statements

Principal Audit Procedures

Obtained details of completed tax assessments and demands for the year ended March 31, 2019 from management. We involved our internal experts to challenge the management’s underlying assumptions in estimating the tax provision and the possible outcome of the disputes. Our internal experts also considered legal precedence and other rulings in evaluating management’s position on these uncertain tax positions. Additionally, we considered the effect of new information in respect of uncertain tax positions as at April 1, 2018 to evaluate whether any change was required to management’s position on these uncertainties.

4

Recoverability of Indirect tax receivables

As at March 31, 2019, non-current assets in respect of withholding tax and others includes Cenvat recoverable amounting to 503 crores which are pending adjudication.

Refer Note 2.8 to the Standalone Financial Statements.

Principal Audit Procedures We have involved our internal experts to review the nature of the amounts recoverable, the sustainability and the likelihood of recoverability upon final resolution.

Information Other than the Standalone Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility Report, Corporate Governance and Shareholder’s Information, but does not include the standalone financial statements and our auditor’s report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management’s Responsibility for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flow dealt with by this Report are in agreement with the relevant books of account.

d)	In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.

e)	On the basis of the written representations received from the directors as on March 31, 2019 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2019 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls over financial reporting.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

ii.	The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

2.	As required by the Companies (Auditor’s Report) Order, 2016 (“the Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED (“the Company”) as of March 31, 2019 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Board of Directors of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2019, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

ANNEXURE ‘B’ TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

i.	In respect of the Company’s fixed assets:

(a)        The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)       The Company has a program of verification to cover all the items of fixed assets in a phased manner which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c)        According to the information and explanations given to us, the records examined by us and based on the examination of the conveyance deeds / registered sale deed provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the balance sheet date. In respect of immovable properties of land and building that have been taken on lease and disclosed as fixed assets in the standalone financial statements, the lease agreements are in the name of the Company.

ii.	The Company is in the business of providing software services and does not have any physical inventories. Accordingly, reporting under clause 3 (ii) of the Order is not applicable to the Company.

iii.	According the information and explanations given to us, the Company has granted unsecured loans to two bodies corporate, covered in the register maintained under section 189 of the Companies Act, 2013, in respect of which:

(a)        The terms and conditions of the grant of such loans are, in our opinion, prima facie, not prejudicial to the Company’s interest.

(b)        The schedule of repayment of principal and payment of interest has been stipulated and repayments or receipts of principal amounts and interest have been regular as per stipulations.

(c)        There is no overdue amount remaining outstanding as at the year-end.

iv.	In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act in respect of grant of loans, making investments and providing guarantees and securities, as applicable.

v.	The Company has not accepted deposits during the year and does not have any unclaimed deposits as at March 31, 2019 and therefore, the provisions of the clause 3 (v) of the Order are not applicable to the Company.

vi.	The maintenance of cost records has not been specified by the Central Government under section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Thus reporting under clause 3(vi) of the order is not applicable to the Company.

vii.            According to the information and explanations given to us, in respect of statutory dues:

(a)	The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees’ State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.
(b)	There were no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues in arrears as at March 31, 2019 for a period of more than six months from the date they became payable.
(c)	Details of dues of Income Tax, Sales Tax, Service Tax, Excise Duty and Value Added Tax which have not been deposited as at March 31, 2019 on account of dispute are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount Crores
The Income Tax Act, 1961	Income Tax	Appellate Tribunal (1)	A.Y. 2010-11 to A.Y. 2012-13	1,031
	Income Tax	Appellate Authority upto Commissioner's Level	A.Y. 2008-09 to A.Y. 2016-17 and A.Y. 2018-19 to A.Y. 2019-20	4
Finance Act, 1994	Service Tax	Appellate Tribunal (2)	F.Y. 2004-05 to F.Y.2014-15	60
Central Excise Act, 1944	Excise Duty	Supreme Court(2)	F.Y. 2005-06 to F.Y. 2015-16	68
	Excise Duty	Appellate Tribunal	F.Y. 2015-16	-*
Customs Act, 1962	Custom Duty and Interest	Specified Officer of SEZ	F.Y. 2008 -09 to F.Y. 2011-12	5
Sales Tax Act and VAT Laws	Sales Tax and interest	High Court	F.Y. 2007-08	-*
	Sales Tax and interest	Appellate Authority upto Commissioner's Level (2)	F.Y. 2006-07 to F.Y. 2010-11, F.Y. 2014-15 and F.Y. 2016-17	2
(1) In respect of A.Y. 2012-13, stay order has been granted against the amount of 1,029 crores disputed and not been deposited. (2) Stay order has been granted. * Less than Rs. 1 crore.
viii.	The Company has not taken any loans or borrowings from financial institutions, banks and government or has not issued any debentures. Hence reporting under clause 3 (viii) of the Order is not applicable to the Company.

ix.	The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) or term loans and hence reporting under clause 3 (ix) of the Order is not applicable to the Company.

x.	To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company or no material fraud on the Company by its officers or employees has been noticed or reported during the year.

xi.	In our opinion and according to the information and explanations given to us, the Company has paid/provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

xii.	The Company is not a Nidhi Company and hence reporting under clause 3 (xii) of the Order is not applicable to the Company.

xiii.	In our opinion and according to the information and explanations given to us, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv.	During the year, the Company has not made any preferential allotment or private placement of shares or fully or partly paid convertible debentures and hence reporting under clause 3 (xiv) of the Order is not applicable to the Company.

xv.	In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected to its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi.	The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2019

Index
Balance Sheet
Statement of Profit and Loss
Statement of Changes in Equity
Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates
1.5 Recent accounting pronouncements
2. Notes to financial statements
2.1 Property, plant and equipment
2.2 Goodwill and other intangible assets
2.3 Investments and Assets held for sale
2.4 Loans
2.5 Other financial assets
2.6 Trade Receivables
2.7 Cash and cash equivalents
2.8 Other assets
2.9 Financial instruments
2.10 Equity
2.11 Other financial liabilities
2.12 Trade payables
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Employee Benefits
2.21 Reconciliation of basic and diluted shares used in computing earning per share
2.22 Contingent liabilities and commitments
2.23 Related Party Transactions
2.24 Corporate social responsibility
2.25 Segment Reporting
2.26 Function-wise classification of statement of profit and loss

INFOSYS LIMITED

(In crore)

Balance Sheet as at	Note No.	March 31, 2019	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,394	9,027
Capital work-in-progress		1,212	1,442
Goodwill	2.2	29	29
Other intangible assets	2.2	74	101
Financial assets
Investments	2.3	12,062	11,993
Loans	2.4	16	19
Other financial assets	2.5	196	177
Deferred tax assets (net)	2.15	1,114	1,128
Income tax assets (net)		5,870	5,710
Other non-current assets	2.8	1,740	2,161
Total non - current Assets		32,707	31,787
Current assets
Financial assets
Investments	2.3	6,077	5,906
Trade receivables	2.6	13,370	12,151
Cash and cash equivalents	2.7	15,551	16,770
Loans	2.4	1,048	393
Other financial assets	2.5	4,834	5,906
Income tax assets (net)		423	–
Other current assets	2.8	4,920	1,439
		46,223	42,565
Assets held for sale	2.3.8	–	1,525
Total current assets		46,223	44,090
Total Assets		78,930	75,877
EQUITY AND LIABILITIES
Equity
Equity share capital	2.10	2,178	1,092
Other equity		60,533	62,410
Total equity		62,711	63,502
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.11	79	55
Deferred tax liabilities (net)	2.15	541	505
Other non-current liabilities	2.13	169	153
Total non - current liabilities		789	713
Current liabilities
Financial liabilities
Trade payables	2.12
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,604	738
Other financial liabilities	2.11	8,528	5,540
Other current liabilities	2.13	3,335	2,972
Provisions	2.14	505	436
Income tax liabilities (net)		1,458	1,976
Total current liabilities		15,430	11,662
Total equity and liabilities		78,930	75,877

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2019	2018
Revenue from operations	2.16	73,107	61,941
Other income, net	2.17	2,852	4,019
Total income		75,959	65,960
Expenses
Employee benefit expenses	2.18	38,296	32,472
Cost of technical sub-contractors		7,646	5,494
Travel expenses		1,906	1,479
Cost of software packages and others	2.18	1,646	1,270
Communication expenses		339	330
Consultancy and professional charges		1,096	826
Depreciation and amortization expense		1,599	1,408
Other expenses	2.18	2,770	2,184
Reduction in the fair value of assets held for sale	2.3.8	265	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.3.8	469	–
Total expenses		56,032	46,052
Profit before tax		19,927	19,908
Tax expense:
Current tax	2.15	5,189	4,003
Deferred tax	2.15	36	(250)
Profit for the period		14,702	16,155
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(21)	52
Equity instruments through other comprehensive income, net		78	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		21	(39)
Fair value changes on investments, net	2.3	1	1
Total other comprehensive income/ (loss), net of tax		79	21
Total comprehensive income for the period		14,781	16,176
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		33.66	35.64
Diluted ()		33.64	35.62
Weighted average equity shares used in computing earnings per equity share
Basic	2.21	4,36,82,12,119	4,53,26,87,604
Diluted	2.21	4,37,04,12,348	4,53,47,85,242

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017
Changes in equity for the year ended March 31, 2018
Profit for the year	–	–	16,155	–	–	–	–	–	–	–	–	–	16,155
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	52	52
Equity instruments through other comprehensive income* (Refer note no. 2.3)	–	–	–	–	–	–	–	–	–	7	–	–	7
Fair value changes on derivatives designated as cash flow hedge* (Refer note no. 2.9)	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)
Fair value changes on investments* (refer note no. 2.3)	–	–	–	–	–	–	–	–	–	–	–	1	1
Total comprehensive income for the year	–	–	16,155	–	–	–	–	–	–	7	(39)	53	16,176
Transfer to general reserve	–	–	(1,382)	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,141)	–	–	2,141	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	582	–	–	(582)	–	–	–	–	–	–	–
Exercise of stock options (refer note no. 2.10)	–	67	–	2	(69)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.10)	–	5	–	–	–	–	–	–	–	–	–	–	5
Share based payment to employees of the group (refer note no. 2.10)	–	–	–	–	79	–	–	–	–	–	–	–	79
Dividends (including dividend distribution tax)	–	–	(7,500)	–	–	–	–	–	–	–	–	–	(7,500)
Amount paid upon buyback	(56)	(2,206)	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)
Transaction costs related to buyback (refer note no. 2.10)	–	(46)	–	–	–	–	–	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.10)	–	–	–	(56)	–	–	–	–	56	–	–	–	–
Loss recorded upon business transfer (refer note 2.3)	–	–	–	–	–	–	–	(229)	–	–	–	–	(229)
Balance as at March 31, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502
Changes in equity for the year ended March 31, 2019
Profit for the year	–	–	14,702	–	–	–	–	–	–	–	–	–	14,702
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(21)	(21)
Equity instruments through other comprehensive income* (refer note no. 2.3)	–	–	–	–	–	–	–	–	–	78	–	–	78
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.9)	–	–	–	–	–	–	–	–	–	–	21	–	21
Fair value changes on investments* (refer note no.2.3)	–	–	–	–	–	–	–	–	–	–	–	1	1
Total comprehensive income for the year	–	–	14,702	–	–	–	–	–	–	78	21	(20)	14,781
Transfer to general reserve	–	–	(1,615)	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,306)	–	–	2,306	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,386	–	–	(1,386)	–	–	–	–	–	–	–
Amount transferred to Capital redemption reserve upon buyback (refer note no. 2.10)	–	–	–	(5)	–	–	–	–	5	–	–	–	–
Exercise of stock options (refer note no.2.10)	–	99	–	–	(99)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Increase in share capital on account of Bonus issue (refer note no. 2.10)	1,092	–	–	–	–	–	–	–	–	–	–	–	1,092
Amount utilized for Bonus issue (refer note no. 2.10)	–	–	–	(1,092)	–	–	–	–	–	–	–	–	(1,092)
Shares issued on exercise of employee stock options (Refer to note 2.10)	–	3	–	–	–	–	–	–	–	–	–	–	3
Share based payments to employees (refer to note no. 2.10)	–	–	–	–	197	–	–	–	–	–	–	–	197
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	8
Buyback of equity shares (refer note no. 2.10 and 2.11)	(6)	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)
Transaction cost relating to buyback (refer note no 2.10)*	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)
Equity instruments through other comprehensive income* (refer note 2.3)	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(13,768)	–	–	–	–	–	–	–	–	–	(13,768)
Balance as at March 31, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31
		2019	2018
Cash flow from operating activities:
Profit for the year		14,702	16,155
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		1,599	1,408
Income tax expense	2.15	5,225	3,753
Impairment loss recognized / (reversed) under expected credit loss model		176	18
Interest and dividend income		(1,996)	(3,169)
Other adjustments		57	40
Reduction in the fair value of assets held for sale	2.3.8	265	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.3.8	469	–
Exchange differences on translation of assets and liabilities		80	3
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,268)	(1,579)
Other financial assets and other assets		(581)	(207)
Trade payables	2.12	866	466
Other financial liabilities, other liabilities and provisions		1,666	1,052
Cash generated from operations		20,260	18,529
Income taxes paid		(6,271)	(6,054)
Net cash generated by operating activities		13,989	12,475
Cash flow from investing activities:
Expenditure on property, plant and equipment		(2,306)	(1,842)
Deposits placed with corporations		(116)	(106)
Loans to employees		4	19
Loan given to subsidiaries		(678)	(106)
Loan repaid by subsidiary		20	–
Proceeds from redemption of debentures	2.3	335	349
Investment in subsidiaries	2.3	(228)	(212)
Proceeds from return of investment		33	–
Proceeds on liquidation of Noah		–	316
Payment towards acquisition of business	2.3	(261)	(295)
Payment of contingent consideration pertaining to acquisition		(6)	(33)
Escrow and other deposits pertaining to buyback	2.5	(257)	–
Payments to acquire investments
Preference, equity securities and others		(18)	(13)
Liquid mutual fund units and fixed maturity plan securities		(72,889)	(57,250)
Tax free bonds and Government bonds		(11)	(1)
Certificates of deposit		(2,052)	(6,290)
Commercial paper		(491)	(291)
Non convertible debentures		(100)	–
Government securities		(838)	–
Proceeds on sale of investments
Preference and equity securities		115	10
Liquid mutual fund units and fixed maturity plan securities		71,337	59,364
Tax free bonds and Government bonds		1	–
Non-convertible debentures		602	100
Certificates of deposit		5,150	9,411
Commercial paper		300	–
Government securities		123	–
Interest and dividend received		1,644	1,708
Dividend received from subsidiary		–	846
Net cash used in investing activities		(587)	5,684
Cash flow from financing activities:
Buyback of equity shares including transaction cost		(813)	(13,046)
Payment of dividends including dividend distribution tax		(13,761)	(7,495)
Shares issued on exercise of employee stock options		3	5
Net cash used in financing activities		(14,571)	(20,536)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(50)	(6)
Net increase / (decrease) in cash and cash equivalents		(1,169)	(2,377)
Cash and cash equivalents at the beginning of the year		16,770	19,153
Cash and cash equivalents at the end of the year		15,551	16,770
Supplementary information:
Restricted cash balance		143	375

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the financial statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The financial statements are approved for issue by the Company's Board of Directors on April 12, 2019.

1.2	Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Company uses significant judgments while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer note no.2.15 and note no. 2.22.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer note no. 2.1

d. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (including income and market approach) which includes unobservable inputs. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale and its recoverable amount at the date of the subsequent decision not to sell (Refer note no. 2.3). Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

1.5 Recent accounting pronouncements

Ind AS 116 Leases : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 116, Leases. Ind AS 116 will replace the existing leases Standard, Ind AS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. Ind AS 116 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of Profit & Loss. The Standard also contains enhanced disclosure requirements for lessees. Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17.

The effective date for adoption of Ind AS 116 is annual periods beginning on or after April 1, 2019. The standard permits two possible methods of transition:

•	Full retrospective – Retrospectively to each prior period presented applying Ind AS 8 Accounting Policies, Changes in Accounting Estimates and Errors

•	Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application.

•	Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

•	Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or

•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under Ind AS 17 immediately before the date of initial application.

Certain practical expedients are available under both the methods.

On completion of evaluation of the effect of adoption of Ind AS 116, the Company is proposing to use the ‘Modified Retrospective Approach’ for transitioning to Ind AS 116, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Company has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in Right of use asset approximately by 1,300 crore, net investment in sub-lease approximately by 550 crore and an increase in lease liability approximately by 2,000 crore.

Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under Ind AS 12. According to the appendix, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, Appendix C will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying Appendix C recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of Ind AS 12 Appendix C is annual periods beginning on or after April 1, 2019. The Company will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of Ind AS 12 Appendix C would be insignificant in the standalone financial statements.

Amendment to Ind AS 12 – Income taxes : On March 30, 2019, Ministry of Corporate Affairs issued amendments to the guidance in Ind AS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Company is currently evaluating the effect of this amendment on the standalone financial statements.

Amendment to Ind AS 19 – plan amendment, curtailment or settlement- On March 30, 2019, Ministry of Corporate Affairs issued amendments to Ind AS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
•	to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Company does not have any impact on account of this amendment.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes solar plant with useful life of 20 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Additions	78	–	915	460	130	1,023	238	187	9	3,040
Deletions	–	(68)	(116)	(57)	(33)	(200)	(31)	(8)	(1)	(514)
Gross carrying value as at March 31, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Accumulated depreciation as at April 1, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Depreciation	–	(5)	(278)	(285)	(116)	(660)	(169)	(54)	(5)	(1,572)
Accumulated depreciation on deletions	–	3	102	49	26	198	26	8	1	413
Accumulated depreciation as at March 31, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Carrying value as at March 31, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at April 1, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Additions	134	2	789	250	78	396	121	48	5	1,823
Deletions	–	–	(1)	(7)	(6)	(53)	(6)	(11)	–	(84)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at April 1, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Depreciation	–	(4)	(244)	(258)	(115)	(592)	(145)	(36)	(3)	(1,397)
Accumulated depreciation on deletions	–	–	–	6	5	52	6	11	–	80
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at April 1, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	186	84	102
	190	82	108
Plant and machinery	30	28	2
	33	25	8
Furniture and fixtures	24	23	1
	25	20	5
Computer Equipment	3	3	–
	3	2	1
Office equipment	16	15	1
	18	13	5

(In crore)

Particulars	Year ended March 31,
	2019	2018
Aggregate depreciation charged on above assets	19	20
Rental income from subsidiaries	63	67

2.2 GOODWILL AND OTHER INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Carrying value at the beginning	29	–
Goodwill on business transfer of Noah (refer note 2.3.1)	–	29
Translation differences	–	–
Carrying value at the end	29	29

2.2.2 Other Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

(In crore)

Particulars	Customer related	Sub-Contracting rights related	Trade name related	Others	Total
Gross carrying value as at April 1, 2018	113	–	26	26	165
Transfer of Assets	–	–	–	–	–
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2019	113	–	26	26	165
Accumulated amortization as at April 1, 2018	(40)	–	(12)	(12)	(64)
Transfer of Assets	–	–	–	–	–
Amortization expense	(16)	–	(6)	(5)	(27)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2019	(56)	–	(18)	(17)	(91)
Carrying value as at March 31, 2019	57	–	8	9	74
Carrying value as at April 1, 2018	73	–	14	14	101
Estimated Useful Life (in years)	7	–	5	5	–
Estimated Remaining Useful Life (in years)	4	–	2	2	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

(In crore)

Particulars	Customer related	Sub-Contracting rights related	Trade name related	Others	Total
Gross carrying value as at April 1, 2017	–	21	–	9	30
Transfer of Assets (refer note 2.3.1)	113	–	26	26	165
Deletions during the period	–	(21)	–	(9)	(30)
Gross carrying value as at March 31, 2018	113	–	26	26	165
Accumulated amortization as at April 1, 2017	–	(21)	–	(9)	(30)
Transfer of Assets (refer note 2.3.1)	(33)	–	(10)	(10)	(53)
Amortization expense	(7)	–	(2)	(2)	(11)
Accumulated amortization on deletions	–	21	–	9	30
Accumulated amortization as at March 31, 2018	(40)	–	(12)	(12)	(64)
Carrying value as at March 31, 2018	73	–	14	14	101
Carrying value as at April 1, 2017	–	–	–	–	–
Estimated Useful Life (in years)	2 - 10	–	5	5	–
Estimated Remaining Useful Life (in years)	5	–	3	3	–

Research and Development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2019 and March 31, 2018 is 416 crore and 374 crore, respectively.

2.3 INVESTMENTS AND ASSETS HELD FOR SALE

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current investments
Equity instruments of subsidiaries	6,349	5,013
Debentures of subsidiary	1,445	1,780
Preference securities and equity instruments	90	117
Others	16	7
Tax free bonds	1,828	1,831
Fixed maturity plans securities	401	376
Non-convertible debentures	1,209	2,869
Government Securities	724	–
Total non-current investments	12,062	11,993
Current investments
Liquid mutual fund units	1,701	–
Certificates of deposit	2,123	4,901
Government bonds	12	1
Non-convertible debentures	1,746	711
Commercial paper	495	293
Total current investments	6,077	5,906
Total carrying value	18,139	17,899

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited (formerly Infosys BPO Limited)	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies (Australia) Pty Limited (1)	5	38
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	276	149
12,84,20,748 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,050 (23,350) - Class A shares of CHF 1,000 each and 26,460
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid
Infosys Nova Holdings LLC * (1)	–	–
Noah Consulting LLC (refer note 2.3.1)	–	–
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants Pte Ltd)	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited (refer note 2.3.2)	59	46
1,346 (1,170) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Kallidus Inc. (refer note no. 2.3.8)	150	–
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited (refer note no. 2.3.8)	59	–
25,000 (25,000) shares of 10/- per share, fully paid up
Panaya Inc. ( refer note no. 2.3.8)	582	–
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	–
100 (Nil) shares
Wongdoody Holding Company Inc (refer note no. 2.3.3)	350	–
2,000 (Nil) shares
Infosys Luxembourg S.a r.l.	4	–
3,700 (Nil) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)	–	–
80,000 (80,000) shares of EUR 1/- par value, fully paid up
Infosys Consulting Brazil	43	–
8,26,56,605 (Nil) shares of BRL 1/- per share, fully paid up
Infosys Romania	34	–
99,183 (Nil) shares of RON 100/- per share, fully paid up
	6,349	5,013
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
14,45,00,000 (17,80,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,445	1,780
	1,445	1,780
Investments carried at fair value through profit or loss
Others	16	7
	16	7
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	89	116
Equity instruments	1	1
	90	117

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Quoted
Investments carried at amortized cost
Tax free bonds	1,828	1,831
	1,828	1,831

Investments carried at fair value through profit or loss
Fixed maturity plans securities	401	376
	401	376
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,209	2,869
Government Securities	724	–
	1,933	2,869
Total non-current investments	12,062	11,993
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,701	–
	1,701	–
Investments carried at fair value through other comprehensive income
Commercial paper	495	293
Certificates of deposit	2,123	4,901
	2,618	5,194
Quoted
Investments carried at amortized cost
Government bonds	12	1
	12	1
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,746	711
	1,746	711
Total current investments	6,077	5,906
Total investments	18,139	17,899
Aggregate amount of quoted investments	5,920	5,788
Market value of quoted investments (including interest accrued)	6,131	6,045
Aggregate amount of unquoted investments	12,219	12,111
(1) Aggregate amount of impairment in value of investments	122	122
Reduction in the fair value of assets held for sale (refer note no 2.3.8)	854	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (refer note no 2.3.8)	469	–
Investments carried at cost	6,349	5,013
Investments carried at amortized cost	3,285	3,612
Investments carried at fair value through other comprehensive income	6,387	8,891
Investments carried at fair value through profit or loss	2,118	383

Note: Uncalled capital commitments outstanding as of March 31, 2019 and March 31, 2018 was 17 crore and 36 crore, respectively.

*	During the three months ended June 30, 2017, Infosys Nova Holding LLC, a wholly-owned subsidiary, has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore

Refer note no. 2.9 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Year ended
	March 31, 2019			March 31, 2018
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	1	–	1	(11)	2	(9)
Government Securities	4	(1)	3	–	–	–
Certificate of deposits	(5)	2	(3)	15	(5)	10
Equity and preference securities	73	5	78	4	3	7

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2019	March 31, 2018
Liquid mutual fund units	Quoted price	1,701	–
Fixed maturity plan securities	Market observable inputs	401	376
Tax free bonds and government bonds	Quoted price and market observable inputs	2,048	2,079
Non-convertible debentures	Quoted price and market observable inputs	2,955	3,580
Government Securities	Quoted price and market observable inputs	724	–
Certificate of deposits	Market observable inputs	2,123	4,901
Commercial paper	Market observable inputs	495	293
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	90	117
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	16	7

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3.1 Business transfer- Noah Consulting LLC

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (266 crore) and the transfer was with effect from October 25, 2017.

The transaction was between a holding company and a wholly owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2018. The table below details out the assets and liabilities taken over upon business transfer:

(In crore)

Particulars	Amount
Goodwill	29
Trade name	16
Customer contracts	80
Other intangibles	16
Deferred tax assets	13
Net assets / (liabilities), others	(117)
Total	37
Less: Consideration paid	266
Business transfer reserve	(229)

Subsequently, in November 2017, Noah Consulting LLC has been liquidated and the Company received 316 crore as proceeds on liquidation.

2.3.2 Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The fair value of contingent consideration on the date of acquisition is 17 crore.

2.3.3 Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. The fair value of contingent consideration on the date of acquisition is 89 crore.

2.3.4 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2019 and March 31, 2018 are as follows:

(in crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Preference Securities
Airviz Inc.	3	6
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	14	20
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	–	26
Nil (25,59,290) Preferred Series B Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each
Waterline Data Science, Inc	25	23
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each
13,35,707 (Nil) Preferred Series C Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	27	21
11,80,358 (11,80,358) Preferred Stock
Ideaforge	10	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up.
Equity Instrument
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge	–	–
100 (100) equity shares at 10/-, fully paid up
Others
Stellaris Venture Partners India	16	7
	106	124

2.3.5 Details of Investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2019 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars		March 31, 2019		March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	50	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	105	1,000	106
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	342	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,100,000	210	2,100,000	211
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	200,000	21	200,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	52	500,000	52
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	500,000	53	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	500,000	50
Total investments in tax-free bonds		68,05,416	1,828	68,05,416	1,831

The balances held in government bonds as at March 31, 2019 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars	Face Value PHP	March 31, 2019		March 31, 2018
		Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 09MAY2018	100	–	–	100,000	1
Treasury Notes Philippines Govt. 17APRIL2019	100	90,000	12	–	–
Total investments in government bonds		90,000	12	100,000	1

2.3.6 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund as at March 31, 2019 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars	March 31, 2019		March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun life Corporate Bond Fund -Growth -Direct Plan	19,600,407	141	–	–
Aditya Birla Sun life Money Manager Fund -Growth -Direct Plan	7,975,385	201	–	–
HDFC Money market Fund- Direct Plan- Growth Option	772,637	303	–	–
ICICI Prudential Savings Fund- Direct Plan-Growth	8,340,260	301	–	–
IDFC Corporate Bond - Fund Direct Plan	119,581,942	154	–	–
Kotak Money Market Fund- Direct Plan- Growth Option	973,751	301	–	–
SBI Premier Liquid Fund -Direct Plan -Growth	1,025,678	300	–	–
Total investments in liquid mutual fund units	158,270,060	1,701	–	–

The balances held in fixed maturity plan security as at March 31, 2019 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars	March 31, 2019		March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	5,00,00,000	58	5,00,00,000	54
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 days- GR Direct	2,50,00,000	29	2,50,00,000	27
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	2,80,00,000	32	2,80,00,000	30
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	4,00,00,000	46	4,00,00,000	43
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	49	4,20,00,000	45
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	35	3,00,00,000	32
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	12	1,00,00,000	11
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	17	1,50,00,000	16
Kotak FMP Series 199 Direct- Growth	3,50,00,000	40	3,50,00,000	37
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	3,50,00,000	38	3,50,00,000	36
Total investments in fixed maturity plan securities	35,50,00,000	401	35,50,00,000	376

2.3.7 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at March 31, 2019 and March 31, 2018 is as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2019		March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	50	51	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	1,000	101	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	51	500	52
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	306	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	127	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	150	154	150	153
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	214	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	50	52	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	500	51	500	50
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	100	105	100	105
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/-	–	–	200	215
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	2,000	216	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	54	500	54
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/-	–	–	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	500	51	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	49	–	–
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	105	50	54
8.54% IDFC Bank Ltd 30MAY2018	10,00,000/-	–	–	1,500	194
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	50	51	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,400	149	1,400	151
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	1,000	103	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000/-	–	–	1,520	196
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	75	75	75	76
8.75% Housing Development Finance Corporation Ltd 13JAN2020	500,000/-	5,000	256	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	1,070	110	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	101	1,000	102
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	500	52	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	3,000	318	3,000	323
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/-	–	–	500	52
Total investments in non-convertible debentures		26,195	2,955	29,015	3,580

The balances held in government securities as at March 31, 2019 and March 31, 2018 are as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2019		March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10000/-	675,000	672	–	–
7.95% Government of India 28AUG2032	10000/-	50,000	52	–	–
Total investments in government securities		725,000	724	–	–

The balances held in certificate of deposits as at March 31, 2019 and March 31, 2018 is as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2019		March 31, 2018
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000/-	80,000	774	185,000	1,767
HDFC Bank	1,00,000/-	–	–	15,000	147
ICICI Bank	1,00,000/-	75,000	738	110,000	1,035
IndusInd Bank	1,00,000/-	–	–	135,000	1,272
Kotak Bank	1,00,000/-	50,000	486	70,000	680
Vijaya Bank	1,00,000/-	12,500	125	–	–
Total investments in certificates of deposit		217,500	2,123	515,000	4,901

The balances held in commercial paper as at March 31, 2019 and March 31, 2018 is as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2019		March 31, 2018
	Face Value	Units	Amount	Units	Amount
LIC	5,00,000/-	10,000	495	6,000	293
Total investments in commercial paper		10,000	495	6,000	293

2.3.8 Assets held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for the sale of its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya. The investment in these subsidiaries was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, the Company has recognized a reduction in the fair value of investment amounting to 589 crore during the three months and year ended March 31, 2018 in respect of Panaya in the standalone financial statements of Infosys. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment amounting to 265 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the investments in Panaya and Skava does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the investment in subsidiaries, Panaya and Skava have been included in non-current investments line item in the standalone financial statements as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for sale”, the investment in subsidiaries, Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 469 crore in respect of Skava in the standalone statement of profit and loss for the three months and nine months ended December 31, 2018.

2.4 LOANS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	16	19
	16	19
Unsecured, considered doubtful
Other Loans
Loans to employees	18	12
	34	31
Less: Allowance for doubtful loans to employees	18	12
Total non - current loans	16	19
Current
Loan receivables considered good - Unsecured
Loans to subsidiaries (Refer note no.2.23)	841	185
Other Loans
Loans to employees	207	208
Total current loans	1,048	393
Total Loans	1,064	412

2.5 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Security deposits (1)	47	48
Rental deposits (1)	149	129
Total non-current other financial assets	196	177
Current
Security deposits (1)	1	2
Rental deposits (1)	3	6
Restricted deposits (1)*	1,531	1,415
Unbilled revenues (1)(5)#	1,541	3,573
Interest accrued but not due (1)	865	739
Foreign currency forward and options contracts (2)(3)	321	16
Escrow and other deposits pertaining to buyback (refer to note 2.10) (1)	257	–
Others (1)(4)	315	155
Total current other financial assets	4,834	5,906
Total other financial assets	5,030	6,083
(1) Financial assets carried at amortized cost	4,709	6,067
(2)Financial assets carried at fair value through other comprehensive income	37	12
(3)Financial assets carried at fair value through Profit or Loss	284	4
(4) Includes dues from subsidiaries (Refer note no. 2.23)	34	40
(5) Includes dues from subsidiaries (Refer note no. 2.23)	51	32

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time.

2.6 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Unsecured
Considered good(2)	13,370	12,151
Considered doubtful	431	315
	13,801	12,466
Less: Allowances for credit losses	431	315
Total trade receivables(1)	13,370	12,151
(1) Includes dues from companies where directors are interested	–	–
(2) Includes dues from subsidiaries (refer note no. 2.23)	325	335

2.7 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Balances with banks
In current and deposit accounts	10,957	10,789
Cash on hand	–	–
Others
Deposits with financial institutions	4,594	5,981
Total Cash and cash equivalents	15,551	16,770
Balances with banks in unpaid dividend accounts	29	22
Deposit with more than 12 months maturity	6,048	6,187
Balances with banks held as margin money deposits against guarantees	114	353

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of 143 crore and 375 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

 (In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
In current accounts
ANZ Bank, Taiwan	1	9
Bank of America, USA	780	814
Bank of Baroda, Mauritius	1	1
BNP Paribas Bank, Norway	24	88
Citibank N.A., Australia	55	184
Citibank N.A., Dubai	5	5
Citibank N.A., EEFC (U.S. Dollar account)	2	4
Citibank N.A., Hungary	1	6
Citibank N.A., India	2	3
Citibank N.A., Japan	22	18
Citibank N.A., New Zealand	3	8
Citibank N.A., South Africa	18	33
Citibank N.A., South Korea	17	2
Deutsche Bank, Belgium	6	27
Deutsche Bank, EEFC (Australian Dollar account)	3	2
Deutsche Bank, EEFC (Euro account)	19	14
Deutsche Bank, EEFC (Swiss Franc account)	5	2
Deutsche Bank, EEFC (U.S. Dollar account)	212	27
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	6	8
Deutsche Bank, France	11	19
Deutsche Bank, Germany	57	70
Deutsche Bank, India	40	40
Deutsche Bank, Malaysia	1	5
Deutsche Bank, Netherlands	8	8
Deutsche Bank, Philippines	1	14
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	–	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	4	18
Deutsche Bank, Switzerland (U.S. Dollar Account)	1	–
Deutsche Bank, United Kingdom	17	74
HSBC Bank, Hong Kong	1	2
HSBC, India	3	–
ICICI Bank, EEFC (U.S. Dollar account)	18	5
ICICI Bank, India	24	33
Nordbanken, Sweden	21	26
Punjab National Bank, India	2	12
Royal Bank of Canada, Canada	28	9
Splitska Banka D.D., Société Générale Group, Croatia	14	8
State Bank of India, India	2	–
	1,454	1,624

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
In deposit accounts
Axis Bank	700	–
Barclays Bank	500	200
HDFC Bank	–	2,423
HSBC Bank	200	–
ICICI Bank	3,060	3,467
IDFC Bank	2,100	1,500
IndusInd Bank	300	1,000
Kotak Mahindra Bank	500	–
South Indian Bank	–	200
Standard Chartered Bank	2,000	–
	9,360	8,790
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	4	1
HDFC Bank - Unpaid dividend account	–	1
ICICI Bank - Unpaid dividend account	25	20
	29	22
In margin money deposits against guarantees
Canara Bank	45	151
ICICI Bank	69	202
	114	353
Deposits with financial institution
HDFC Limited	3,594	4,781
LIC Housing Finance Limited	1,000	1,200
	4,594	5,981
Total cash and cash equivalents	15,551	16,770

2.8 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Capital advances	486	420
Advances other than capital advance
Prepaid gratuity (Refer note 2.20)	25	23
Others
Prepaid expenses	95	49
Deferred contract cost	226	262
Withholding taxes and others	908	1,407
Total non-current other assets	1,740	2,161
Current
Advances other than capital advance
Payment to vendors for supply of goods	94	103
Others
Unbilled revenues(2)	2,904	–
Prepaid expenses (1)	580	449
Deferred contract cost	52	44
Withholding taxes and others	1,290	843
Total current other assets	4,920	1,439

Total other assets	6,660	3,600
(1) Includes dues from subsidiaries (Refer note no. 2.23)	109	115

(2)	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 503 crore which are pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.9 FINANCIAL INSTRUMENTS

Accounting Policy

2.9.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

2.9.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.9.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.9.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	15,551	–	–	–	–	15,551	15,551
Investments (Refer note no.2.3)
Preference securities, Equity instruments and others	–	–	16	90	–	106	106
Tax free bonds and government bonds	1,840	–	–	–	–	1,840	2,048(2)
Liquid mutual fund units	–	–	1,701	–	–	1,701	1,701
Redeemable, non-convertible debentures (1)	1,445	–	–	–	–	1,445	1,445
Fixed maturity plan securities	–	–	401	–	–	401	401
Commercial paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,123	2,123	2,123
Non convertible debentures	–	–	–	–	2,955	2,955	2,955
Government Securities	–	–	–	–	724	724	724
Trade receivables (Refer Note no. 2.6)	13,370	–	–	–	–	13,370	13,370
Loans (Refer note no. 2.4)	1,064	–	–	–	–	1,064	1,064
Other financial assets (Refer Note no. 2.5) (4)	4,709	–	284	–	37	5,030	4,948(3)
Total	37,979	–	2,402	90	6,334	46,805	46,931
Liabilities:
Trade payables (Refer Note no. 2.12)	1,604	–	–	–	–	1,604	1,604
Other financial liabilities (Refer Note no. 2.11)	7,067	–	128	–	1	7,196	7,196
Total	8,671	–	128	–	1	8,800	8,800

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds

(4)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

   (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	16,770	–	–	–	–	16,770	16,770
Investments (Refer Note no. 2.3)
Preference securities, Equity instruments and others	–	–	7	117	–	124	124
Tax free bonds and government bonds	1,832	–	–	–	–	1,832	2,079(2)
Liquid mutual fund units	–	–	–	–	–	–	–
Redeemable, non-convertible debentures (1)	1,780	–	–	–	–	1,780	1,780
Fixed maturity plan securities	–	–	376	–	–	376	376
Certificates of deposit	–	–	–	–	4,901	4,901	4,901
Non convertible debentures	–	–	–	–	3,580	3,580	3,580
Commercial paper	–	–	–	–	293	293	293
Trade receivables (Refer Note no. 2.6)	12,151	–	–	–	–	12,151	12,151
Loans (Refer note no. 2.4)	412	–	–	–	–	412	412
Other financial assets (Refer Note no. 2.5)	6,067	–	4	–	12	6,083	6,001(3)
Total	39,012	–	387	117	8,786	48,302	48,467
Liabilities:
Trade payables (Refer note no. 2.12)	738	–	–	–	–	738	738
Other financial liabilities (Refer Note no. 2.11)	4,241	–	91	–	3	4,335	4,335
Total	4,979	–	91	–	3	5,073	5,073

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2019 is as follows:

 (In crore)

Particulars	March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.3)	2,036	1,765	271	–
Investments in government bonds (Refer note no. 2.3)	12	12	–	–
Investments in liquid mutual fund units (Refer note no. 2.3)	1,701	1,701	–	–
Investments in equity instruments (Refer note no. 2.3)	1	–	–	1
Investments in preference securities (Refer note no. 2.3)	89	–	–	89
Investments in fixed maturity plan securities (Refer note no. 2.3)	401	–	401	–
Investments in certificates of deposit (Refer note no. 2.3)	2,123	–	2,123	–
Investments in commercial paper (Refer Note no. 2.3)	495	–	495	–
Investments in non convertible debentures (Refer note no. 2.3)	2,955	1,612	1,343	–
Investments in government securities (Refer note no. 2.3)	724	724	–	–
Other investments (Refer note no. 2.3)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer note no. 2.5)	321	–	321	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note no. 2.11)	13	–	13	–
Liability towards contingent consideration (Refer note no. 2.11)(1)(2)	116	–	–	116

(1)	Pertains to contingent consideration payable to selling shareholders of Wongdoody and Brilliant Basics Holding Limited as per the share purchase agreement.
(2)	Discount rate pertaining to contingent consideration ranges from 10% to 16%

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 746 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

 (In crore)

Particulars	March 31, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note no. 2.3)	2,078	1,806	272	–
Investments in government bonds (Refer Note no. 2.3)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	116	–	–	116
Investments in fixed maturity plan securities (Refer Note no. 2.3)	376	–	376	–
Investments in certificates of deposit (Refer Note no. 2.3)	4,901	–	4,901	–
Investments in non convertible debentures (Refer Note no. 2.3)	3,580	2,493	1,087	–
Investments in commercial paper (Refer Note no. 2.3)	293	–	293	–
Other investments (Refer Note no. 2.3)	7	–	–	7
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.5)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.11)	40	–	40	–
Liability towards contingent consideration (Refer note no. 2.11)(1)(2)	54	–	–	54

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holding Limited as per the share purchase agreement.

(2)	Discounted 21 crore at 10%, pertaining to Brilliant Basics.

During the year ended March 31, 2018, tax free bonds and non-convertible debentures of 1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 743 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,013	102	23	58	185	1,381
Trade receivables	9,009	1,688	1,005	484	693	12,879
Other financial assets , loans and other current assets	3,617	815	280	259	997	5,968
Trade payables	(645)	(99)	(201)	(77)	(52)	(1,074)
Other financial liabilities	(3,546)	(364)	(196)	(290)	(257)	(4,653)
Net assets / (liabilities)	9,448	2,142	911	434	1,566	14,501

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	858	139	82	186	271	1,536
Trade Receivables	7,776	1,522	871	743	550	11,462
Other financials assets ( including loans)	2,196	597	335	159	305	3,592
Trade payables	(312)	(60)	(168)	(36)	(22)	(598)
Other financial liabilities	(1,962)	(252)	(148)	(220)	(162)	(2,744)
Net assets / (liabilities)	8,556	1,946	972	832	942	13,248

Sensitivity analysis between Indian Rupee and USD

Particulars	Year ended March 31,
	2019	2018
Impact on the Company's incremental Operating Margins	0.48%	0.52%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at		As at
	March 31, 2019		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	120	588	60	300
In Euro	135	1,049	100	808
In United Kingdom Pound Sterling	25	226	20	184
Other derivatives
Forward contracts
In Canadian dollars	13	68	20	99
In Euro	166	1,289	86	695
In Japanese Yen	550	34	550	34
In New Zealand dollars	16	75	16	76
In Norwegian Krone	40	32	40	34
In South African Rand	–	–	25	14
In Singapore dollars	140	716	5	25
In Swedish Krona	50	37	50	40
In Swiss Franc	25	172	21	146
In U.S. dollars	855	5,910	556	3,624
In United Kingdom Pound Sterling	70	634	45	415
Option Contracts
In Australian dollars	10	49	20	100
In Canadian dollars	13	69	–	–
In Euro	60	466	45	363
In Swiss Franc	5	35	5	33
In U.S. dollars	433	2,995	320	2,086
In United Kingdom Pound Sterling	10	91	25	231
Total forwards and option contracts		14,535		9,307

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Not later than one month	4,082	2,693
Later than one month and not later than three months	6,368	4,274
Later than three months and not later than one year	4,085	2,340
	14,535	9,307

During the year ended March 31, 2019, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2019 are expected to occur and reclassified to statement of profit and loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2019 and March 31, 2018 :

 (In crore)

Particulars	Year ended March 31,
	2019	2018
Gain / (Loss)
Balance at the beginning of the year	–	39
Gain / (Loss) recognized in other comprehensive income during the year	118	(93)
Amount reclassified to profit and loss during the year	(90)	41
Tax impact on above	(7)	13
Balance at the end of the year	21	–

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2019		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	323	(15)	20	(44)
Amount set off	(2)	2	(4)	4
Net amount presented in Balance Sheet	321	(13)	16	(40)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,370 crore and 12,151 crore as at March 31, 2019 and March 31, 2018, respectively and unbilled revenue amounting to 4,445 crore and 3,573 crore as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. As per Ind AS 109, the Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

(In %)

Particulars	Year ended March 31,
	2019	2018
Revenue from top customer	4.0	3.9
Revenue from top 10 customers	20.3	21.0

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2019 and March 31, 2018 is 176 crore and 18 crore, respectively.

Movement in credit loss allowance:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Balance at the beginning	401	379
Impairment loss recognized/ (reversed)	176	18
Amounts written off	(67)	(3)
Translation differences	11	7
Balance at the end	521	401

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions, certificates of deposit and commercial paper.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2019, the Company had a working capital of 30,793 crore including cash and cash equivalents of 15,551 crore and current investments of 6,077 crore. As at March 31, 2018, the Company had a working capital of 30,903 crore including cash and cash equivalents of 16,770 crore and current investments of 5,906 crore.

As at March 31, 2019 and March 31, 2018, the outstanding compensated absences were 1,411 crore and 1,260 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Under the Company's ongoing buyback program the maximum buyback size is 8,260 crore. The company has bought back shares amounting to 797 crore (including transaction costs) till March 31, 2019 (Refer to note no 2.10)

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2019 are as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,604	–	–	–	1,604
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.11)	7,067	–	–	–	7,067
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	82	53	–	–	135

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 were as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	738	–	–	–	738
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.11)	4,241	–	–	–	4,241
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	41	7	7	–	55

2.10 EQUITY

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (2,40,00,00,000) equity shares	2,400	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,178	1,092
4,35,62,79,444 (2,18,41,14,257) equity shares fully paid-up
	2,178	1,092

(1) Refer note no. 2.21 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

In the period of five years immediately preceding March 31, 2019:

The Company has allotted 2,18,41,91,490 fully paid up equity shares of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :

(a) Declared a special dividend of 4/- per equity share;

(b)	Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum buyback Size) at a price not exceeding 800 per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot. After the execution of the above, along with the special dividend (including dividend distribution tax) of 2,633 crore already paid in June 2018, the Company would complete the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per Equity share and the Maximum buyback size of 8,260 crore, the indicative maximum number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019 , the Company has created ‘Capital Redemption Reserve’ of 5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has utilized its securities premium and general reserve for the buyback of its equity shares. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

Effective from Fiscal 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting standards(IFRS). Dividend payout includes dividend distribution tax.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(in )

Particulars	Year ended March 31,
	2019	2018
Final Dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Interim dividend for fiscal 2019	7.00	–
Special dividend for fiscal 2019	4.00	–
Final dividend for fiscal 2017	–	7.38
Interim dividend for fiscal 2018	–	6.50

Note:	Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018, special divided for fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of 13,761 crore inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately 5,504 crore, including dividend distribution tax. The final dividend of 10.50/- per equity share and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019

Bonus issue

The details of shareholder holding more than 5% shares as at March 31, 2019 and March 31, 2018 are set out below :

Name of the shareholder	As at March 31, 2019		As at March 31, 2018
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	74,62,54,648	17.11	37,99,05,859	17.39
Life Insurance Corporation of India	25,43,32,376	5.83	14,95,14,017	6.85

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2019 and March 31, 2018 is set out below:

in crore, except as stated otherwise

Particulars	As at March 31, 2019		As at March 31, 2018
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the year	2,18,41,14,257	1,092	2,29,69,44,664	1,148
Add: Shares issued on exercise of employee stock options -before bonus issue	77,233	–	213,071	–
Add: Bonus shares issued	2,18,41,91,490	1,092	–	–
Add: Shares issued on exercise of employee stock options after bonus issue	548,464	–	–	–
Less: Shares bought back(1)(2)	12,652,000	6	11,30,43,478	56
Number of shares at the end of the period	4,35,62,79,444	2,178	2,18,41,14,257	1,092

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,03,24,982 and 1,08,01,956 shares (not adjusted for September 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants for the year ended March 31, 2019 and March 31, 2018 under the 2015 Plan:

Particulars	Year ended
	March 31, 2019	March 31, 2018
RSU
Salil Parekh, CEO and MD - Refer note 1 below	2,60,130	226,048
U.B. Pravin Rao, COO and WTD	68,250	54,500
Dr. Vishal Sikka*	–	5,40,448
Other KMPs	3,47,150	5,46,200
Employees other than KMPs	36,65,170	31,94,020
	4,340,700	45,61,216
ESOP
U.B. Pravin Rao, COO and WTD	–	86,000
Dr. Vishal Sikka*	–	6,61,050
Other KMPs	–	88,900
Employees other than KMPs	–	1,47,200
	–	9,83,150
Incentive units - cash settled
Other employees	74,090	1,00,080
	74,090	1,00,080
Total grants	4,414,790	56,44,446

Information in the table above is adjusted for September 2018 bonus issue.

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 1,69,536 RSUs (adjusted for September 2018 bonus issue). The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The Board based on the recommendations of the Nomination and Remuneration committee approved on January 11, 2019, the annual time based grant for fiscal 2019 of 42,930 RSUs. The grant was made effective February 1, 2019.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units outstanding (net of forfeitures) were 1,77,454 and 2,23,514 (adjusted for September 2018 bonus issue), respectively.

Break-up of employee stock compensation expense

(in crore)

	Year ended March 31,
	2019	2018
Granted to:
KMP(2)	33	(13)
Employees other than KMP	149	85
Total (1)	182	72
(1) Cash settled stock compensation expense included in the above	2	1

(2)	Included a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 9 crore and 6 crore as at March 31, 2019 and March 31, 2018, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2019 and March 31, 2018 is set out below:

Particulars	Year ended March 31, 2019		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	75,00,818	2.50	59,22,746	2.50
Granted	43,40,700	3.84	45,61,216	2.50
Exercised	18,64,510	2.50	12,96,434	2.50
Forfeited and expired	7,95,810	2.61	16,86,710	2.50
Outstanding at the end	9,181,198	3.13	75,00,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	19,33,826	493	23,95,300	496
Granted	–	–	983,150	472
Exercised	1,17,350	515	104,824	492
Forfeited and expired	1,93,300	521	13,39,800	481
Outstanding at the end	1,623,176	516	19,33,826	493
Exercisable at the end	6,98,500	517	3,93,824	496

Information in the table above is adjusted for September 2018 bonus issue.

During the year ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 701 and 496. (adjusted for September 2018 bonus issue) respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2019

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

Information in the table above is adjusted for September 2018 bonus issue.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	75,00,818	1.89	2.50
450 - 600 (ESOP)	19,33,826	6.60	493
	94,34,644	2.57	104

Information in the table above is adjusted for September 2018 bonus issue.

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	696	10.77
Exercise price ()/ ($- ADS)(1)	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS)(1)	648	10.03

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)(1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS)(1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)(1)	533	127	7.74	1.47

(1) Adjusted for September 2018 bonus issue.

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Others
Compensated absences	38	42
Payable for acquisition of business- Contingent consideration	41	13
Total non-current other financial liabilities	79	55
Current
Unpaid dividends	29	22
Others
Accrued compensation to employees	2,006	2,048
Accrued expenses (1)	2,310	1,776
Retention monies	60	63
Payable for acquisition of business - Contingent consideration	75	41
Capital creditors	653	148
Financial liability relating to buyback (refer note 2.10)	1,202	–
Compensated absences	1,373	1,218
Other payables (2)	807	184
Foreign currency forward and options contracts	13	40
Total current other financial liabilities	8,528	5,540
Total other financial liabilities	8,607	5,595
Financial liability carried at amortized cost	7,067	4,241
Financial liability carried at fair value through profit or loss	128	91
Financial liability carried at fair value through other comprehensive income	1	3
Contingent consideration on undiscounted basis	135	55
(1) Includes dues to subsidiaries (Refer note no. 2.23)	6	9
(2) Includes dues to subsidiaries (Refer note no. 2.23)	13	19

In accordance with Ind AS 32 Financial Instruments: Presentation, the Company has recorded a financial liability of 1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to note 2.10). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

2.12 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Trade payables(1)	1,604	738
Total trade payables	1,604	738
(1)Includes dues to subsidiaries (refer note no. 2.23)	220	178

As at March 31, 2019 and March 31, 2018, there are no outstanding dues to Micro, Small and Medium Enterprises. There is no interest due or outstanding on the same. During the year ended March 31, 2019, an amount of 30 crore was paid beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act 2006, which has been paid as of March 31, 2019.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non current
Others
Deferred income	29	36
Deferred rent	140	117
Total non - current other liabilities	169	153
Current
Unearned revenue	2,094	1,887
Client deposits	19	32
Others
Withholding taxes and others	1,168	1,029
Deferred rent	54	24
Total current other liabilities	3,335	2,972
Total other liabilities	3,504	3,125

2.14 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Others
Post-sales client support and others	505	436
Total provisions	505	436

The movement in the provision for post-sales client support and others is as follows :

(In crore)

Particulars	Year ended March 31, 2019
Balance at the beginning	436
Provision recognized/(reversed)	141
Provision utilized	(97)
Exchange difference	25
Balance at the end	505

Provision for post-sales client support and others are expected to be utilized over a period of 6 months to 1 year.

2.15 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Current taxes	5,189	4,003
Deferred taxes	36	(250)
Income tax expense	5,225	3,753

During the quarter ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid $215 million (1,455 crore).

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the year ended March 31, 2019 and March 31, 2018 includes reversal (net of provisions) of  97 crore and 240 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Profit before income taxes	19,927	19,908
Enacted tax rates in India	34.94%	34.61%
Computed expected tax expense	6,963	6,890
Tax effect due to non-taxable income for Indian tax purposes	(2,628)	(2,008)
Overseas taxes	643	678
Tax reversals, overseas and domestic	(144)	(1,566)
Effect of exempt non-operating income	(62)	(385)
Effect of non-deductible expenses	376	299
Branch profit tax	25	(209)
Others	52	54
Income tax expense	5,225	3,753

The applicable Indian corporate statutory tax rate for the year ended March 31, 2019 and March 31, 2018 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the year ended March 31, 2019 and March 31, 2018, relates to origination and reversal of temporary differences except for a credit of 155 crore (on account of US Tax Reforms explained above), for the year ended March 31, 2018.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' U.S. branch net assets amounted to approximately 5,196 crore. As at March 31, 2019, the Company has a deferred tax liability for branch profit tax of 201 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the year ended March 31, 2019 and March 31, 2018 includes interest on income tax refund of 50 crore and 257 crore respectively.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 6,007 crore and 5,045 crore as at March 31, 2019 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 146 crore as at March 31, 2019 as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses:

(In crore)

Year	As at
March 31, 2019
2020	144
2021	2
Total	146

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Income tax assets	6,293	5,710
Current income tax liabilities	1,458	1,976
Net current income tax asset/ (liability) at the end	4,835	3,734

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

	As at
	March 31, 2019	March 31, 2018
Net current income tax asset/ (liability) at the beginning	3,734	1,692
Income tax paid	6,271	6,054
Current income tax expense	(5,189)	(4,003)
Income tax benefit arising on exercise of stock options	8	–
Income tax on other comprehensive income	6	(16)
Tax impact on buyback expenses	4	–
Translation differences	1	7
Net current income tax asset/ (liability) at the end	4,835	3,734

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2018	Changes through profit and loss	Changes through OCI	Addition on account of business combination	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets
Property, plant and equipment	181	43	–	–	(1)	223
Trade receivables	129	35	–	–	–	164
Compensated absences	325	24	–	–	–	349
Post sales client support	92	3	–	–	–	95
Derivative financial instruments	13	(8)	–	–	(1)	4
Credits related to branch profits	341	(22)	–	–	21	340
Others	55	29	7	–	2	93
Total Deferred income tax assets	1,136	104	7	–	21	1,268
Deferred income tax liabilities
Intangibles	–		–	–
Branch profit tax	(505)	(3)	–	–	(33)	(541)
Derivative financial instruments	(1)	(98)	(7)	–	–	(106)
Others	(7)	(39)	(3)	–	1	(48)
Total Deferred income tax liabilities	(513)	(140)	(10)	–	(32)	(695)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2018 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2017	Changes through profit and loss	Changes through OCI	Addition on account of business combination	Translation difference	Carrying value as of March 31, 2018
Deferred income tax assets
Property, plant and equipment	107	75	–	–	(1)	181
Computer software	40	(40)	–	–	–	–
Accrued compensation to employees	35	(35)	–	–	–	–
Trade receivables	123	6	–	–	–	129
Compensated absences	336	(11)	–	–	–	325
Post sales client support	93	(1)	–	–	–	92
Derivative financial instruments	–	13	–	–	–	13
Intangibles	–	(13)	–	13	–	–
Credits related to branch profits	–	334	–	–	7	341
Others	32	23	–	–	–	55
Total Deferred income tax assets	766	351	–	13	6	1,136
Deferred income tax liabilities
Branch profit tax	(327)	(172)	–	–	(6)	(505)
Derivative financial instruments	(88)	73	13	–	1	(1)
Others	(5)	(2)	–	–	–	(7)
Total Deferred income tax liabilities	(420)	(101)	13	–	(5)	(513)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Deferred income tax assets after set off	1,114	1,128
Deferred income tax liabilities after set off	541	505

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method , the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 1 “Significant Accounting Policies,” in the Company’s 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the company is unable to determine the standalone selling price, the company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Company presents revenues net of indirect taxes in its statement of Profit and loss.

Revenue from operations for the year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Revenue from software services	72,845	61,733
Revenue from products and platforms	262	208
Total revenue from operations	73,107	61,941

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers for the year ended March 31, 2019 by offerings and contract-type. The Company believe that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Year ended March 31, 2019
Revenue by offerings
Core	49,463
Digital	23,644
Total	73,107
Revenues by contract type
Fixed Price	39,383
Time & Materials	33,724
Total	73,107

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The company classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognized as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2019 , the company recognized revenue of 1,776 crore arising from opening unearned revenue as of April 1, 2018.

During the year ended March 31, 2019, 2,355 crore of unbilled revenue pertaining to fixed price development contracts as of April 1, 2018 has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, other than those meeting the exclusion criteria mentioned above, is 44,904 crore. Out of this, the Company expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18 Revenue instead of Ind AS 115 Revenue from contract with customers on the financials results of the Company for the year ended and as at March 31, 2019 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of 2,904 crore as at March 31, 2019 has been considered as a non financial asset.

2.17 OTHER INCOME, NET

2.17.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.17.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Effective April 1 , 2018 the company has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Other income for the year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	137	138
Deposit with Bank and others	1,276	1,540
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper and certificates of deposit	581	642
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	2	3
Gain / (loss) on liquid mutual funds	175	227
Dividend income from subsidiaries	–	846
Write down of investment in subsidiary (refer note no 2.3)	–	(122)
Exchange gains/(losses) on foreign currency forward and options contracts	184	(12)
Exchange gains/(losses) on translation of assets and liabilities	144	265
Miscellaneous income, net	353	492
Total other income	2,852	4,019

2.18 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2019	2018
Employee benefit expenses
Salaries including bonus	37,185	31,618
Contribution to provident and other funds	797	695
Share based payments to employees (Refer note no. 2.10)	182	72
Staff welfare	132	87
	38,296	32,472
Cost of software packages and others
For own use	793	774
Third party items bought for service delivery to clients	853	496
	1,646	1,270
Other expenses
Power and fuel	171	162
Brand and Marketing	406	247
Operating lease payments	339	328
Rates and taxes	110	116
Repairs and Maintenance	1,051	902
Consumables	33	22
Insurance	55	47
Provision for post-sales client support and others	(6)	127
Commission to non-whole time directors	7	9
Impairment loss recognized / (reversed) under expected credit loss model	184	24
Auditor's remuneration
Statutory audit fees	4	3
Tax matters	1	1
Other services	–	–
Contributions towards Corporate Social Responsibility	245	142
Others	170	54
	2,770	2,184

2.19 LEASES

Accounting policy

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

The lease rentals charged during the period is as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Lease rentals recognized during the period	339	328

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

(In crore)

	As at
Future minimum lease payable	March 31, 2019	March 31, 2018
Not later than 1 year	391	267
Later than 1 year and not later than 5 years	1,191	877
Later than 5 years	800	755

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 EMPLOYEE BENEFITS

Accounting Policy

2.20.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

2.20.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.20.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.20.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at March 31,
	2019	2018
Change in benefit obligations
Benefit obligations at the beginning	1,028	979
Service cost	135	131
Interest expense	73	64
Curtailment gain	–	–
Transfer of obligation	1	4
Remeasurements - Actuarial (gains)/ losses	31	(57)
Benefits paid	(110)	(93)
Benefit obligations at the end	1,158	1,028
Change in plan assets
Fair value of plan assets at the beginning	1,051	1035
Interest income	78	69
Transfer of assets	2	4
Remeasurements- Return on plan assets excluding amounts included in interest income	4	11
Contributions	158	25
Benefits paid	(110)	(93)
Fair value of plan assets at the end	1,183	1,051
Funded status	25	23

The amount for the year ended March 31, 2019 and March 31, 2018 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Service cost	135	131
Net interest on the net defined benefit liability/asset	(5)	(5)
Curtailment gain	–	–
Net gratuity cost	130	126

The amounts for the year ended March 31, 2019 and March 31, 2018 recognized in statement of other comprehensive income are as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	31	(57)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(4)	(11)
	27	(68)

(In crore)

Particulars	Year ended March 31,
	2019	2018
(Gain)/loss from change in demographic assumptions	–	–
(Gain)/loss from change in financial assumptions	26	(36)
(Gain)/loss from change in experience assumptions	5	(21)
	31	(57)

The weighted-average assumptions used to determine benefit obligations as at March 31, 2019 and March 31, 2018 are set out below:

Particulars	Year ended March 31,
	2019	2018
Discount rate	7.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2019 and March 31, 2018 are set out below:

Particulars	Year ended March 31,
	2019	2018
Discount rate	7.5%	6.9%
Weighted average rate of increase in compensation levels	8.0%	8.0%
Weighted average duration of defined benefit obligation	5.9 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligations

( in crore)

Impact from percentage point increase / decrease in	As at March 31, 2019
Discount Rate	67
Weighted average rate of increase in compensation level	59

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2019 and March 31, 2018, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for each of the year ended March 31, 2019 and March 31, 2018 was 82 crore and 80 crore respectively.

The Company expects to contribute 140 crore to the gratuity trusts during the fiscal 2020.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	158
1-2 year	170
2-3 year	181
3-4 year	190
4-5 year	204
5-10 years	1,047

b. Superannuation

The Company contributed 199 crore and 158 crore to the Superannuation trust during the year ended March 31, 2019 and March 31, 2018 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2019 and March 31, 2018 respectively.

The details of fund and plan asset position are given below:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Benefit obligation at the period end	5,989	5,160
Net liability recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	Year ended March 31,
	2019	2018
Government of India (GOI) bond yield	7.10%	7.50%
Remaining term to maturity of portfolio	5.47 years	5.9 years
Expected guaranteed interest rate	8.65%	8.55%

The Company contributed 451 crore and 397 crore during the year ended March 31, 2019 and March 31, 2018 respectively and the same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Salaries and bonus(1)(2)	37,516	31,791
Defined contribution plans	199	158
Defined benefit plans	581	523
	38,296	32,472

(1) Includes employee stock compensation expense of 182 crore and 72 crore for the year ended March 31, 2019 and March 31, 2018, respectively (Refer note 2.10).

(2) Included in the above for the year ended March 31, 2018 is a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer note no. 2.10).

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding	4,36,82,12,119	4,53,26,87,604
Effect of dilutive common equivalent shares - share options outstanding	22,00,229	20,97,638
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,37,04,12,348	4,53,47,85,242

* Information in above table is adjusted for September 2018 Bonus issue.(refer note no.2.10)

For the year ended March 31, 2019 and March 31, 2018 number of options to purchase equity shares that had an anti-dilutive effect are Nil and 55,752 (adjusted for September 2018 bonus issue) respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	2,947	4,627
[Amount paid to statutory authorities 5,861 crore (6,486 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,653	1,405
(net of advances and deposits)
Other Commitments*	17	36

*Uncalled capital pertaining to investments

(1)	As at March 31, 2019, claims against the company not acknowledged as debts in respect of income tax matters amounted to 2,811 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,860 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of March 31, 2019.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2019	March 31, 2018
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	100%
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(3)	Brazil	99.99%	99.99%
Infosys CIS LLC(1)(22)	Russia	–	–
Infosys Luxembourg S.a.r.l (1)(17)	Luxembourg	100%	–
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(23)	Canada	–	–
Infosys Canada Public Services Ltd(24)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(5)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(5)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (5)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(5)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(5)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(6)(15)	U.S.	–	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infosys Consulting s.r.o.(6)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co. Ltd. (formerly Lodestone Management Consultants Co., Ltd.)(6)	China	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting S.R.L.(6)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(7)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(8)	Israel	100%	100%
Panaya GmbH(8)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(8)	Japan	100%	100%
Noah Consulting LLC (Noah)(9)	U.S.	–	–
Noah Information Management Consulting Inc. (Noah Canada)(10)	Canada	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)(11)	U.K.	100%	100%
Brilliant Basics Limited(12)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(12)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(13)	Dubai	100%	100%
Fluido Oy(13)(18)	Finland	100%	–
Fluido Sweden AB (Extero)(19)	Sweden	100%	–
Fluido Norway A/S(19)	Norway	100%	–
Fluido Denmark A/S(19)	Denmark	100%	–
Fluido Slovakia s.r.o(19)	Slovakia	100%	–
Fluido Newco AB(19)	Sweden	100%	–
Infosys Compaz PTE. Ltd (formerly Trusted Source Pte. Ltd) (13)(20)	Singapore	60%	–
Infosys South Africa (Pty) Ltd(13)(21)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody) (14)	U.S.	100%	–
WDW Communications, Inc(16)	U.S.	100%	–
WongDoody, Inc(16)	U.S.	100%	–

(1) Wholly-owned subsidiary of Infosys Limited

(2) Incorporated effective November 20, 2017

(3) Majority owned and controlled subsidiary of Infosys Limited

(4) Under liquidation

(5) Wholly owned subsidiary of Infosys BPM

(6) Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(7) Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(8) Wholly owned subsidiary of Panaya Inc.

(9) Liquidated effective November 9, 2017

(10) Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017

(11) On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited

(12) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(13) Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(14) On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody

(15) Liquidated effective May 17, 2018

(16) Wholly-owned subsidiary of WongDoody

(17) Incorporated effective August 6, 2018

(18)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries
(19)	Wholly-owned subsidiary of Fluido Oy
(20)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd
(21)	Incorporated effective December 19,2018
(22)	Incorporated effective November 29, 2018
(23)	Incorporated effective November 27, 2018, wholly owned subsidiary Infosys Public Services Inc
(24)	Liquidated effective May 9, 2017, wholly owned subsidiary Infosys Public Services Inc

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Investment in debentures
EdgeVerve	1,445	1,780
	1,445	1,780
Trade receivables
EdgeVerve	3	–
Infosys China	23	29
Infosys Mexico	3	4
Infosys Brasil	1	1
Infosys BPM	10	5
Infy Consulting Company Ltd.	13	77
Infosys Public Services	57	53
Infosys Shanghai	6	7
Infosys Sweden	–	1
Kallidus	–	13
Infosys McCamish Systems LLC	89	70
Panaya Ltd	115	75
Infosys Compaz Pte. Ltd	5	–
	325	335
Loans
Infosys China (2)	82	73
Infosys Consulting Holding AG(3)	89	104
Brilliant Basics Holdings Limited (4)	7	8
Infosys Consulting Pte Ltd (5)	663	–
	841	185
Prepaid expense and other assets
Panaya Ltd.	109	114
Brilliant Basics Limited	–	1
	109	115
Other financial assets
Infosys BPM	10	10
Panaya Ltd.	3	2
Infosys Consulting GmbH	2	1
Infosys China	2	2
Infosys Shanghai	1	–
Infy Consulting Company Ltd.	3	9
Infosys Consulting AG	1	1
Infosys Public Services	3	6
Infosys Consulting Pte Ltd.	–	1
Kallidus	2	1
Infosys Consulting Ltda.	1	1
Skava Systems Pvt. Ltd.	1	1
Lodestone Management Consultants Co., Ltd	–	1
Infosys Brasil	1	–
Edgeverve	–	3
Brilliant Basics Limited	1	–
Infosys Mexico	1	1
McCamish Systems LLC	1	–
Infosys Compaz Pte. Ltd	1	–
	34	40
Unbilled revenues
EdgeVerve	40	32
Kallidus	11	–
	51	32
Trade payables
Infosys China	8	7
Infosys BPM	50	54
Infosys (Czech Republic) Limited s.r.o.	6	3
Infosys Mexico	6	6
Infosys Sweden	3	5
Infosys Shanghai	6	6
Infosys Management Consulting Pty Limited	9	8
Infosys Consulting Pte Ltd.	4	2
Infy Consulting Company Ltd.	87	67
Infosys Brasil	2	2
Brilliant Basics Limited	7	7
Panaya Ltd.	4	6
Infosys Public Services	4	2
Kallidus	2	–
Portland Group Pty Ltd	1	–
Infosys Chile SpA	1	–
Infosys Middle East FZ-LLC	12	–
Infosys Poland Sp Z.o.o	1	3
McCamish Systems LLC	1	–
WDW Communications, Inc.	6	–
	220	178
Other financial liabilities
Infosys BPM	4	2
Infosys Mexico	2	1
Infosys Public Services	–	5
Infosys China	1	1
Infosys Consulting GmbH	5	1
Infosys Middle East FZ-LLC	–	8
Infosys Consulting AG	1	1
	13	19
Accrued expenses
Infosys BPM	6	9
	6	9

(1) At an interest rate of 8.39% per annum.

(2) Interest at the rate of 6% per annum repayable on demand

(3) Interest at the rate of 2.5% per annum repayable on demand

(4) Interest at the rate of 3.5% per annum repayable on demand

(5) Interest at the rate of 3% per annum repayable on demand.

Particulars	Maximum amount outstanding during the
	Year ended March 31, 2019	Year ended March 31, 2018
Loans and advances in the nature of loans given to Subsidiaries:
Infosys China	86	92
Brilliant Basics	8	8
Infosys Consulting Pte Ltd	678	–
Infosys Consulting Holding AG	114	105

The details of the related parties transactions entered into by the Company for the year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Capital transactions:
Financing transactions
Equity
Infosys Consulting Brazil	43	–
Wongdoody Holding Company Inc(1)	261	–
Infosys Chile SpA	7	–
Panaya Inc.	–	38
Brilliant Basics Holding Limited	13	29
Infosys Arabia Limited	–	2
Infosys China	–	97
Infosys Luxembourg S.a r.l.	4	–
Infosys Australia (3)	(33)	–
Infosys Shanghai	–	74
Infosys Brazil	127	–
S.C. Infosys Consulting S.R.L	34	–
	456	240
Debentures (net of repayment)
Edgeverve	(335)	(349)
	(335)	(349)
Loans (net of repayment)
Infosys Consulting Holding AG	(20)	99
Brilliant Basics Holdings Limited	–	7
Infosys Consulting Pte Ltd.	678	–
	658	106
Revenue transactions:
Purchase of services
Infosys China	85	88
Infosys Management Consulting Pty Limited	94	99
Infy Consulting Company Limited	857	729
Infosys Consulting Pte Ltd.	40	41
Portland Group Pty Ltd	16	9
Infosys (Czech Republic) Limited s.r.o.	56	40
Infosys BPM	655	502
Infosys Sweden	52	56
Infosys Shanghai	74	65
Infosys Mexico	71	27
Infosys Public Services	39	22
Panaya Ltd.	94	84
Infosys Brasil	13	13
Infosys Poland Sp Z.o.o	29	14
Kallidus	51	7
Brilliant Basics Limited	74	24
Brilliant Basics (MENA)	3	–
Infosys Chile SpA	5	–
Infosys Middle East FZ-LLC	95	22
Noah Consulting, LLC(2)	–	91
McCamish Systems LLC	7	3
Noah Canada	–	2
WDW Communications, Inc.	11	–
WongDoody, Inc.	2	–
	2,423	1,938
Purchase of shared services including facilities and personnel
Brilliant Basics Limited	7	1
Infosys BPM	3	21
Kallidus Inc	–	4
Infosys Consulting AG	–	1
Infosys Mexico	–	2
WDW Communications, Inc.	1	–
	11	29
Interest income
Infosys China	5	4
Infosys Consulting Holding AG	2	2
Infosys Consulting Pte Ltd.	6	–
EdgeVerve	141	156
	154	162
Dividend Income
Infosys BPM	–	846
	–	846
Sale of services
Infosys China	31	27
Infosys Mexico	20	22
Infy Consulting Company Limited	54	40
Infosys Brasil	6	5
Infosys BPM	101	70
McCamish Systems LLC	238	113
Infosys Sweden	3	11
Infosys Shanghai	8	7
EdgeVerve	469	407
Kallidus Inc	–	2
Infosys Public Services	766	628
Infosys Compaz Pte Ltd	13	–
	1,709	1,332
Sale of shared services including facilities and personnel
EdgeVerve	36	40
Panaya Ltd.	45	48
Infosys Consulting SAS	–	1
Infy Consulting Company Limited	–	3
Infy Consulting B.V	–	1
Infosys BPM	27	67
Infosys Public Services	–	2
	108	162

(1) Excludes contingent consideration

(2) Refer note no. 2.3

(3) Represents redemption of investment

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)(5)	96	48
Commission and other benefits to non-executive/independent directors	7	10
Total	103	58

(1)	Total employee stock compensation expense for the year ended March 31, 2019 includes a charge of 33 crore, towards key managerial personnel. For the year ended March 31, 2018 includes a reversal of 13 crore was recorded towards key managerial personnel. (Refer note no. 2.10)
(2)	Includes reversal of stock compensation cost of 35 crore for the quarter ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to note 2.10)

(3)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.
(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.
(5)	On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017; The Board in their meeting held on July 14, 2017 designated her as an Executive Officer with effect from the date of the meeting.

2.24 CORPORATE SOCIAL RESPONSIBILITY

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a) Gross amount required to be spent by the company during the year is 340 crore.

b) Amount spent during the year on:

 in crore

Particulars	In Cash	Yet to be paid in Cash	Total
1. Construction / acquisition of any asset	97	–	97
2. On purposes other than (1) above	245	–	245

2.25 SEGMENT REPORTING

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.27 FUNCTION-WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Year ended March 31,
		2019	2018
Revenue from operations	2.16	73,107	61,941
Cost of sales		47,412	39,138
Gross Profit		25,695	22,803
Operating expenses
Selling and marketing expenses		3,661	2,763
General and administration expenses		4,225	3,562
Total operating expenses		7,886	6,325
Operating profit		17,809	16,478
Reduction in the fair value of assets held for sale	2.3.8	265	589
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.3.8	469	–
Other income, net	2.17	2,852	4,019
Profit before tax		19,927	19,908
Tax expense:
Current tax	2.15	5,189	4,003
Deferred tax	2.15	36	(250)
Profit for the period		14,702	16,155
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(21)	52
Equity instruments through other comprehensive income, net		78	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		21	(39)
Fair value changes on investments, net	2.2	1	1
Total other comprehensive income/(loss), net of tax		79	21

Total comprehensive income for the year		14,781	16,176

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru April 12, 2019